

LIBERTY
TRIPADVISOR HOLDINGS

2023 PROXY STATEMENT | 2022 ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; the direct and indirect impacts of the COVID-19 pandemic; improvements in global travel, related spending and revenue; cost reduction measures and related impacts; new product and service offerings; the recoverability of our goodwill and other long-lived assets; covenant compliance; projected sources and uses of cash; consumer demand; anticipated debt obligations; fluctuations in interest rates and foreign exchange rates; and the anticipated impact of certain contingent liabilities related to tax rules and other matters arising in the ordinary course of business. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties, and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our ability to obtain cash in amounts sufficient to service our financial obligations and other commitments due to the fact we are a holding company;

- our ability to access the cash that Tripadvisor, Inc. (**Tripadvisor**) generates from its operating activities;

- the ability of our company and Tripadvisor to obtain additional financing or refinance our existing indebtedness, on acceptable terms;

- the existence of our 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, and its rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders;

- our ability to realize the full value of our intangible assets;

- the direct and indirect impacts of COVID-19, including existing or future variants;

- declines or interruptions in the worldwide travel industry, including health concerns (including pandemics or epidemics), natural disasters, cyber-attacks, technology system failures, terrorist attacks, civil or political unrest or other events outside Tripadvisor's control;

- Tripadvisor's ability to attract a significant amount of visitors and cost-effectively convert these visitors into revenue-generating consumers;

- failure of internet search engines and application marketplaces to continue to prominently display links to Tripadvisor's websites;

- Tripadvisor's performance marketing efficiency and the general effectiveness of its advertising and marketing efforts;

- reduction in spending by advertisers on Tripadvisor's platforms or the loss of Tripadvisor's significant travel partners;

- Tripadvisor's failure to maintain, protect or enhance its brands;

- the ability of Tripadvisor to offer compelling products on mobile devices or continue to operate effectively on such platforms;

- declines or disruptions in the economy in general and in the travel industry in particular;

- failure of Tripadvisor to effectively compete in the global environment in which it operates;

- Tripadvisor's failure to adapt to technological developments or industry trends;

- the ability of Tripadvisor to innovate and provide products, services and features that are useful to consumers;

- Tripadvisor's potential for prioritizing rapid innovation and consumer experience over short-term financial results;

- the ability of Tripadvisor to maintain a quality of traffic in its network to provide value to its travel partners;

- real or perceived inaccuracies of the assumptions and estimates and data Tripadvisor relies on to calculate certain of its key metrics;
- the ability of Tripadvisor to hire, retain and motivate the highly skilled personnel on which it relies;
- disruptions resulting from any acquisitions, investments, significant commercial arrangements and/or new business strategies;
- risks due to Tripadvisor operating in many jurisdictions inside and outside the U.S.;
- claims, lawsuits, government investigations and other proceedings to which Tripadvisor is regularly subject;
- the ability of Tripadvisor to protect its intellectual property from copying or use by others;
- risks due to Tripadvisor's processing, storage and use of personal information and other data;
- risks associated with the facilitation of payments from consumers, including fraud and compliance with evolving rules and requlations and reliance on third parties;
- risks resulting from system security issues, data protection breaches, cyberattacks and system outage issues;
- Tripadvisor's indebtedness and the resulting impacts on its business and financial condition;
- limitations imposed by the various covenants in Tripadvisor's credit facilities and indenture;
- risks related to the 2026 Convertible Senior Notes and Capped Calls (as defined in "Financial Statements");
- fluctuations of Tripadvisor's financial results;
- factors that determine Tripadvisor's effective income tax rate;
- changes in tax laws that affect Tripadvisor or the examination of Tripadvisor's tax positions;
- changes in the tax treatment of companies engaged in ecommerce;
- challenges by tax authorities in the jurisdictions where Tripadvisor operates;
- fluctuations in foreign currency exchange rates which affect Tripadvisor; and
- risks associated with our stock price being disproportionately affected by the results of operations of Tripadvisor and developments in its business.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Tripadvisor, a public company in which we have a controlling interest that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning Tripadvisor has been derived from the reports and other information filed by it with the SEC. If you would like further information about Tripadvisor, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

Stock Performance

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty TripAdvisor Series A and Series B common stock from December 31, 2017 through December 31, 2022 to the S&P 500 Index, the S&P 500 Hotels, Restaurants and Leisure Index and the RDG Internet Composite Index. Going forward, it is expected that the Liberty TripAdvisor cumulative total stockholder return will also be compared to the S&P 500 Hotels, Restaurants, and Leisure Index as Liberty TripAdvisor believes it is a relevant index for comparative purposes, in addition to its comparison to the RDG Internet Composite Index.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Liberty TripAdvisor Series A	$100.00	$168.59	$ 77.98	$ 46.05	$ 23.02	$ 7.10
Liberty TripAdvisor Series B	$100.00	$201.38	$ 77.13	$313.09	$178.19	$265.96
S&P 500 Index	$100.00	$ 93.76	$120.84	$140.49	$178.27	$143.61
S&P 500 Hotels, Restaurants & Leisure Index	$100.00	$ 96.56	$122.46	$124.40	$142.44	$119.79
RDG Internet Composite Index	$100.00	$ 89.34	$126.80	$174.13	$170.44	$103.35

Note: Trading data for the Series B shares is limited as they are thinly traded.

FINANCIAL INFORMATION

Market for Registrant's Common Equity and Related Stockholder Matters of Equity Securities.

Market Information

Our Series A and Series B common stock trade on the Nasdaq Global Select Market under the symbols "LTRPA" and "LTRPB," respectively. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com. The following table sets forth the range of high and low sales prices of shares of our Series B common stock for the years ended December 31, 2022 and 2021. Although our Series B common stock is traded on the Nasdaq Global Select Market, an established published trading market does not exist for the stock, as it is not actively traded.

	Liberty TripAdvisor Holdings, Inc. Series B	
	High	**Low**
2021		
First quarter	$ 59.90	25.20
Second quarter	$ 110.00	28.00
Third quarter	$ 32.10	26.50
Fourth quarter	$ 30.11	15.29
2022		
First quarter	$ 22.17	13.00
Second quarter	$ 16.15	8.43
Third quarter	$ 93.67	9.16
Fourth quarter	$ 32.50	20.15

Holders

As of January 31, 2023, there were approximately 745 and 40 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

There were no repurchases of our common stock during the three months ended December 31, 2022. No shares of our Series A common stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

Liberty TripAdvisor Holdings, Inc. ("TripCo" or the "Company") holds an approximate 21% economic interest and 56% voting interest in its subsidiary Tripadvisor, Inc. ("Tripadvisor") as of December 31, 2022.

The financial information represents the historical consolidated results of TripCo and its subsidiaries as discussed in note 1 in the accompanying consolidated financial statements. In the following discussion, TripCo and its subsidiaries are referred to as "TripCo," "the Company," "us," "we" and "our". All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Our "Corporate" category includes corporate expenses.

Tripadvisor's stock price declined in March 2020, which triggered the mandatory prepayment of TripCo's Margin Loan (as defined in note 5 of the accompanying notes to the consolidated financial statements). In order to repay the Margin Loan, TripCo and Gregory B. Maffei entered into an Investment Agreement (the "Investment Agreement") with Certares Holdings LLC, Certares Holdings (Blockable) LLC and Certares Holdings (Optional) LLC with respect to an investment in TripCo's newly-created 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") which was later assigned to Certares LTRIP LLC ("Certares" or the "Purchaser"). Pursuant to the assigned Investment Agreement, on March 26, 2020, TripCo issued 325,000 shares of Series A Preferred Stock to Certares for a purchase price of $1,000 per share (see note 8 in the accompanying notes to the consolidated financial statements). On March 29, 2021 and April 6, 2021, TripCo repurchased a portion of the Series A Preferred Stock. See further discussion about the Series A Preferred Stock in note 8 to the accompanying notes to the consolidated financial statements).

Strategies and Challenges

Results for TripCo are largely dependent upon the operating performance of Tripadvisor. Therefore, the executive summary below contains the strategies and challenges of Tripadvisor for an understanding of the business objectives of Tripadvisor.

Tripadvisor operates in a unique position in the travel and experiences ecosystem:

- Large, global, and growing addressable markets including travel, experiences, and digital advertising;
- A large, global and engaged audience making meaningful contributions that reinforces a relationship of trust and community; and
- A wealth of high intent data that comes from serving its audience of travelers and experience seekers at different points along their journey - whether they are engaging on Tripadvisor's platforms for inspiration on their next experience, planning a trip, or making a purchasing decision.

Tripadvisor is united in a shared purpose and vision, but operates different value creation strategies for each segment. Tripadvisor manages priorities and levels of investment based upon factors that include the size and maturity of each segment, the size and maturity of the addressable market, growth opportunities, and competitive positioning, among other factors.

In the Tripadvisor Core segment, Tripadvisor offers a compelling value proposition to both travelers and partners across a number of key categories that include accommodations, experiences, and media, among other categories. This value proposition is delivered through a collection of durable assets that Tripadvisor believes is difficult to replicate: a trusted brand, authentic user generated content, a large community of contributors, and one of the largest global travel audiences. Tripadvisor's strategy in this segment is to leverage these core assets as well as its technology capabilities to provide travelers with a compelling user experience that helps travelers make the best decisions in each phase of their travel journey, including pre-trip planning, in-destination, and post-trip sharing. Tripadvisor intends to drive new traveler acquisition and repeat audience engagement on its platform by offering meaningful travel guidance solutions and services that reduce friction in the traveler journey and create a deeper, more persistent relationship with travelers. Tripadvisor evaluates investment opportunities across data, product, marketing, and technology that it believes will improve the monetization of its audience through deeper engagement, which, in turn, Tripadvisor expects will drive more value to its partners.

In the Viator and TheFork segments, Tripadvisor provides two-sided marketplaces that connect travelers and diners to operators of bookable experiences and restaurants, respectively. Within the Viator segment, Tripadvisor is investing in growth, future scale, and market share gains to accelerate its market leadership position, while improving booking unit economics that provide visibility to sustainable future profitability. This means driving awareness and higher quality audience engagement, which Tripadvisor believes will drive greater repeat behavior, more direct traffic, and translate into improved unit economics over time. Tripadvisor's investments on both sides of its marketplace, as well as in its core offerings, are intended to deliver a differentiated value proposition that will drive sustainable market leadership as its partners, operators, and travelers find themselves in an increasingly competitive marketplace environment. Similarly, in TheFork segment, Tripadvisor is also investing in growth, future scale, and market share gains. Tripadvisor's investments are focused on continuing to grow both its restaurant base and its diner base by offering innovative tools and features on its platform, and through continued awareness of its brand.

Tripadvisor expects to drive growth through organic investment in data, product, marketing and technology to further enhance the value it delivers to travelers and partners across its brands, platforms, and reportable segments. In addition, Tripadvisor may accelerate growth inorganically by opportunistically pursuing strategic acquisitions.

Current Trends Affecting Tripadvisor's Business

The online travel industry in which Tripadvisor operates is large, highly dynamic and competitive. Described below are the impacts on Tripadvisor's business from COVID-19, other current trends affecting its business and reportable segments, including key drivers of financial results, and uncertainties that may impact Tripadvisor's ability to execute on its objectives and strategies, are below.

COVID-19

The COVID-19 pandemic had a significant negative impact on the global economy and the travel, leisure, hospitality and restaurant industries in particular beginning in 2020. Since the beginning of the pandemic, the pervasiveness and severity of travel restrictions and stay-at-home directives have varied by country and state; however, as of December 31, 2022, most of the countries in which Tripadvisor operates had eased or completely lifted such restrictions. While the COVID-19 pandemic negatively and materially affected Tripadvisor's results for the years ended December 31, 2020 and 2021, in 2022, although some areas of Tripadvisor's business recovered faster than others, as discussed below, Tripadvisor generally experienced a recovery in travel demand and its financial performance during 2022. Although all periods included in the accompanying consolidated financial statements were impacted at varying degrees by the COVID-19 pandemic, none of these periods are considered comparable, and no periods affected by the pandemic are expected to be comparable to future periods. As a result, for additional context, the below information is provided regarding Tripadvisor's performance for the year ended December 31, 2022 as compared to the year ended December 31, 2019, before the impacts of the COVID-19 pandemic.

Tripadvisor's consolidated revenue for the year ended December 31, 2022 was approximately $1.5 billion, an increase of 65%, when compared to the same period in 2021. In comparison to a pre-COVID-19 timeframe, consolidated revenue for the year ended December 31, 2022 was approximately 96% of 2019's comparable period, an increase from approximately 58% of 2019's comparable period during the year ended December 31, 2021, primarily attributable to what Tripadvisor believes to be increased consumer travel demand for travel industry related services, combined with the easing of government travel restrictions. Revenue trends also improved as 2022 progressed as consolidated revenue for the third and fourth quarter of 2022 exceeded parity with 2019's comparable period, in comparison to approximately 70% and 99% of 2019's comparable periods during the first and second quarters of 2022, respectively.

Tripadvisor Core revenue increased 45% during the year ended December 31, 2022, when compared to the same period in 2021, despite the significant impact from the Omicron variant in the month of January 2022, as travel demand and revenue rebounded significantly during 2022. In comparison to a pre-COVID-19 timeframe, during the year ended December 31, 2022, Tripadvisor Core revenue reached approximately 79% of 2019's comparable period, an increase from approximately 54% of 2019's comparable period during 2021.

Tripadvisor-branded hotels revenue increased 44% during the year ended December 31, 2022, when compared to 2021, primarily driven by growth in Tripadvisor's hotel meta (formerly referred to as hotel auction). During 2022, Tripadvisor-branded hotels revenue reached approximately 83% of 2019's comparable period, an increase from approximately 58% of 2019's comparable period during 2021. Tripadvisor saw continued strength of recovery in its U.S. hotel meta revenue throughout 2022 on strong consumer travel demand, reaching parity with 2019's comparable period during the year ended December 31, 2022. Revenue recovery in Europe and the rest of the world has been slower relative to the U.S. due to relative brand strength and recognition, but also due to uneven macroeconomic environments.

While slower to recover than Tripadvisor-branded hotels revenue, Tripadvisor-branded display and platform revenue increased 33% during the year ended December 31, 2022, when compared to 2021. In comparison to a pre-COVID-19 timeframe, Tripadvisor-branded display and platform revenue for the year ended December 31, 2022 was approximately 81% of 2019's comparable period, an increase from approximately 61% of 2019's comparable period in 2021. This improvement in 2022 was primarily driven by an increase in marketing spend from Tripadvisor's advertisers in correlation with increasing consumer travel demand, as discussed above.

Tripadvisor experiences and dining revenue increased 91% as a result of the travel demand recovery, combined with the easing of government restrictions, as well as the continued execution by its business, primarily driven by performance in Tripadvisor's experiences offering as it continues to make investments in this offering to gain market share. In comparison to a pre-COVID-19 timeframe, Tripadvisor experiences and dining revenue for the year ended December 31, 2022 was approximately 115% of 2019's comparable period, an increase from approximately 60% of 2019's comparable period in 2021.

Other revenue also improved during the year ended December 31, 2022, when compared to 2021, primarily driven by similar trends of increased consumer travel demand as part of the global travel demand recovery. The offerings within Other complement the Tripadvisor Core segment's long-term strategy of delivering comprehensive guidance across the traveler journey. However, Other revenue during the year ended December 31, 2022 has been slower to recover when compared against 2019's comparable period as Tripadvisor continues to balance capital deployments across its portfolio that align with its strategic priorities across the segment. Tripadvisor has also divested certain offerings within Other since 2019.

Tripadvisor began to see improvement in its Viator segment's financial results during the third quarter of 2021, and this trend has continued throughout 2022, as revenue increased 168% during the year ended December 31, 2022, when compared to 2021, primarily driven by the consumer demand recovery, across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery, as well as continued execution by the business. In comparison to a pre-COVID-19 timeframe, Viator segment revenue for 2022 was approximately 171% of 2019's comparable period, an increase from approximately 64% of 2019's comparable period in 2021.

During the first quarter of 2021, restaurants in most of the European countries in which TheFork operates were ordered to remain closed. In TheFork segment, Tripadvisor saw a notable recovery beginning in mid-May 2021, as restaurants in most European countries in which TheFork operates began reopening for in-restaurant dining. However, late in the fourth quarter of 2021 and early into the first quarter of 2022, Omicron-related restrictions and related impacts to consumer demand within Europe again negatively impacted TheFork. These Omicron-related restrictions were lifted late in the first quarter of 2022, bringing a recovery of consumer demand and revenue, although European consumer demand

and restaurant openings remained below pre-pandemic levels through 2022. TheFork segment revenue during 2022 increased approximately 48%, primarily driven by improving consumer demand, when compared to 2021. In comparison to a pre-COVID-19 timeframe, TheFork revenue for 2022 was approximately 99% of 2019's comparable period, an increase from approximately 67% of 2019's comparable period in 2021.

Other Current Trends

In response to increased consumer travel demand, Tripadvisor increased its performance marketing investments in 2022. In Tripadvisor Core, Tripadvisor observed strong performance in hotel meta primarily driven by increased CPC pricing during 2022. This environment allowed Tripadvisor to increase performance marketing at a profitable ROAS (return on advertising spend), while its direct traffic, including SEO, has been slower to recover. Historically, Tripadvisor has generated a significant amount of direct traffic from search engines, such as Google, through strong SEO performance. Tripadvisor believes its SEO traffic acquisition performance has been negatively impacted in the past, and may be impacted in the future by search engines (primarily Google) increasing the prominence of their own products in search results. Over the long-term, Tripadvisor is focused on driving a greater percentage of its traffic from direct sources and channels that are more profitable than performance marketing channels.

The global experiences market is large, growing, and highly fragmented, with the vast majority of bookings still occurring through traditional offline sources. Tripadvisor is observing a secular shift, however, as this market continues to grow and moves online faster. Tripadvisor is observing similar trends in terms of online adoption by both consumers and partners in the global restaurants category, particularly in Europe. Given the competitive positioning of Tripadvisor's businesses relative to the attractive growth prospects in these categories, Tripadvisor expects to continue to invest in these categories, and in particular within Viator and TheFork, to continue accelerating revenue growth, operating scale, and market share gains for the long-term.

Results of Operations—Consolidated

General. We provide in the tables below information regarding our historical Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segments.

A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2021 compared to fiscal year 2020 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022.

In the second quarter of 2022, as part of a continuous review of our business we realigned the reportable segment information which our chief operating decision maker, or CODM, regularly assesses to evaluate performance for operating decision-making purposes, including evaluation and allocation of resources. The revised segment reporting structure includes the following reportable segments: (1) Tripadvisor Core; (2) Viator; and (3) TheFork. All prior period segment disclosure information has been reclassified to conform to the current reporting structure in this Annual Report. These reclassifications had no effect on the consolidated financial statements in any period.   See further information in note 13 to the accompanying notes to the financial statements.

		Years ended December 31,	
	2022	2021	2020
	amounts in millions		
Revenue			
Tripadvisor Core.	$ 966	665	483
Viator.	493	184	55
TheFork	126	85	86
Intersegment eliminations	(93)	(32)	(20)
Total revenue	1,492	902	604
Operating expense, excluding stock-based compensation	301	239	230
SG&A, excluding stock-based compensation	913	573	435
Stock-based compensation	93	125	112
Depreciation and amortization	97	150	168
Restructuring and other related reorganization costs	—	—	41
Impairment of goodwill and intangible assets.	—	—	550
Operating income (loss).	88	(185)	(932)
Other income (expense):			
Interest expense	(65)	(60)	(41)
Dividend and interest income	16	1	3
Realized and unrealized gains (losses) on financial instruments, net. .	62	251	(19)
Other, net.	(8)	(12)	(25)
	5	180	(82)
Earnings (loss) before income taxes	93	(5)	(1,014)
Income tax (expense) benefit.	(47)	43	152
Net earnings (loss).	$ 46	38	(862)
Adjusted OIBDA	$ 287	90	(61)

Revenue. Tripadvisor Core revenue increased $301 million for the year ended December 31, 2022, as compared to the corresponding prior year period. The Tripadvisor Core segment has four revenue sources, as described above: (1) Tripadvisor-branded hotels, which includes Hotel auction and B2B revenue; (2) Tripadvisor-branded display and platform; (3) Tripadvisor experience and dining; and (4) Other. Tripadvisor Core revenue is detailed as follows:

		Years ended December 31,	
	2022	2021	2020
	amounts in millions		
Tripadvisor-branded hotels	$ 650	451	292
Tripadvisor-branded display and platform	130	98	69
Tripadvisor experience and dining (1)	134	70	65
Other	52	46	57
Total Tripadvisor Core	$ 966	665	483

(1) Tripadvisor experiences and dining revenue within the Tripadvisor Core segment are shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. See note 13 to the accompanying consolidated financial statements for a discussion of intersegment revenue.

Tripadvisor-branded hotels revenue primarily includes hotel auction revenue and to a lesser extent, hotel B2B revenue, which includes click-based revenue generated from hotel sponsored placement advertising that enable hotels to enhance their visibility on Tripadvisor hotel pages, and subscription-based advertising services that Tripadvisor offers to travel partners. For the years ended December 31, 2022, 2021 and 2020, 67%, 68% and 60%, respectively, of Tripadvisor's total Tripadvisor Core segment revenue was derived from Tripadvisor-branded hotels revenue. Tripadvisor-branded hotels revenue increased $199 million during the year ended December 31, 2022, when compared to the same period in 2021. This increase was primarily driven by Tripadvisor's hotel meta revenue across all geographic markets, and, to a lesser extent, hotel B2B revenue, which has been slower to recover than hotel meta, due to the impact of increased consumer travel demand, the easing of travel restrictions and travel industry recovery on Tripadvisor's business. As consumer travel demand increased during 2022, Tripadvisor saw continued improvement in hotel meta monetization, as cost per click ("CPC") rates during 2022 were consistently near or exceeded parity with 2019's comparable period, which enabled increased efficient marketing investment on performance channels, enhancing Tripadvisor's 2022 hotel meta revenue growth.

For the years ended December 31, 2022, 2021, and 2020, 13%, 15%, and 14%, respectively, of Tripadvisor Core segment revenue was derived from Tripadvisor-branded display and platform revenue, which consists of revenue from display-based advertising across its platform. Tripadvisor-branded display and platform revenue increased $32 million during the year ended December 31, 2022, when compared to the same period in 2021, primarily driven by an increase in marketing spend from Tripadvisor's advertisers, particularly DMOs, in correlation with increased consumer travel demand.

Tripadvisor experiences and dining revenue includes intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservation bookings, on Tripadvisor-branded websites and mobile apps that are fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis, in addition to revenue from Tripadvisor's restaurant service offerings. Tripadvisor experiences and dining revenue increased $64 million during the year ended December 31, 2022 when compared to the same period in 2021, driven by increased consumer travel demand for experiences across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery.

Other revenue includes alternative accommodation rentals revenue, in addition to primarily click-based advertising and display-based advertising revenue from cruise, flights and rental car offerings on Tripadvisor websites and mobile apps. Other revenue increased $6 million during the year ended December 31, 2022, when compared to the same period in 2021, primarily due to the impact of increased consumer travel demand recovery on Tripadvisor's business.

Viator revenue increased $309 million during the year ended December 31, 2022, when compared to the same period in 2021, primarily driven by the consumer demand recovery for experiences across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery during the same period. Viator is also benefitting from a larger macro trend, or secular shift, as the large global market in which it operates continues to grow, and, in addition, migrate online from traditional offline sources. In addition, Tripadvisor estimates Viator's revenue growth was negatively impacted by foreign currency fluctuations of approximately 16% during the year ended December 31, 2022 when compared to the same period in 2021.

TheFork segment revenue increased $41 million during the year ended December 31, 2022, when compared to the same period in 2021, driven by consumer travel demand recovery and various government restrictions on restaurants being lifted in Europe, combined with the travel industry recovery during the same time period, which is discussed further above, despite the impact of foreign currency fluctuations, which Tripadvisor estimates negatively impacted TheFork's revenue growth during the year ended December 31, 2022 by approximately 19%, when compared to the same period in 2021.

Operating Expense. Operating expense increased $62 million for the year ended December 31, 2022, compared to the same period in the prior year. The increase in operating expense for the year ended December 31, 2022, when compared to the same period in 2021, was primarily driven by a $42 million increase in cost of revenue and a $20 million increase in technology and content costs. The increase in cost of revenue was primarily due to increased direct costs from credit card payment processing fees and other revenue-related transaction costs in the Viator segment in direct correlation with the increase in revenue, as Viator serves as the merchant of record for the majority of its experience booking transactions. Technology and content costs increased primarily due to increased personnel and overhead costs resulting from additional headcount and contingent staff to support business growth during the travel demand recovery.

Selling, general and administrative. Selling, general and administrative expense increased $340 million for the year ended December 31, 2022, compared to the same period in the prior year. The most significant driver of selling, general and administrative expense is selling and marketing expenses, which includes direct costs, such as traffic generation costs from SEM and other online traffic acquisition costs, syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations, and indirect costs, such as personnel and overhead expenses, including salaries, commissions, benefits, bonuses for sales, sales support, customer support and marketing employees. Selling and marketing costs increased $319 million during the year ended December 31, 2022 when compared to the same period in 2021. In addition, direct selling and marketing costs as a percentage of total consolidated revenue were 39% during the year ended December 31, 2022, an increase from 33% when compared to the same period in 2021. These increases were primarily due to an increase of approximately $277 million in SEM, other paid online traffic acquisition spend and other marketing costs, the substantial majority of which was incurred within the Tripadvisor Core and Viator segments, in order to capture increased consumer travel demand primarily in hotel meta and for experiences, as travel activity restrictions eased and the travel industry recovered, while direct traffic in Tripadvisor Core, including SEO traffic, has been slower to recover, as well as, and to a lesser extent, increased television advertising costs of $12 million in TheFork segment in order to regain brand awareness levels as pandemic related restaurant restrictions subsided in Europe and the industry recovered.

General and administrative costs increased $23 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to additional headcount to support business growth during the travel demand recovery, an increase in digital service taxes in Europe of $8 million and an approximate $8 million loss incurred during the fourth quarter of 2022 related to a fraud scheme resulting in payments to an external party, partially offset by a $9 million increase in non-income tax related government assistance related to COVID-19 relief during the year ended December 31, 2022.

Stock-based compensation. Stock based compensation decreased $32 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to certain Tripadvisor grants becoming fully vested during 2022.

Depreciation and amortization. Depreciation and amortization decreased $53 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to the completion of amortization related to certain intangible assets from business acquisitions and capitalized website development costs in previous years.

Operating Income (Loss). Our consolidated operating income (loss) improved $273 million for the year ended December 31, 2022, as compared to the corresponding prior year period. Operating income was impacted by the above explanations.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as Operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and other related costs and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our business and make decisions about our resources. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Operating income (loss)	$ 88	(185)	(932)
Stock-based compensation	93	125	112
Depreciation and amortization	97	150	168
Impairment of goodwill and intangible assets	—	—	550
Restructuring and other related reorganization costs	—	—	41
Non-recurring expenses [1]	8	—	—
Legal reserves and settlement	1	—	—
Adjusted OIBDA	$ 287	90	(61)

(1) Tripadvisor incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud, which was recorded to selling, general and administrative, including stock-based compensation on the consolidated statement of operations during the year ended December 31, 2022. Tripadvisor considers such costs to be non-recurring in nature. To the extent Tripadvisor recovers any losses in future periods related to this incident, Tripadvisor plans to reduce Adjusted OIBDA by the recovery amount in those periods.

Adjusted OIBDA is summarized as follows:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Tripadvisor Core	$ 345	177	64
Viator	(11)	(31)	(72)
TheFork	(39)	(46)	(43)
Corporate	(8)	(10)	(10)
Consolidated TripCo	$ 287	90	(61)

Consolidated Adjusted OIBDA increased $197 million for the year ended December 31, 2022, as compared to the corresponding prior year period.

Tripadvisor Core Adjusted OIBDA increased $168 million for the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue as noted above, partially offset by an increase in direct selling and marketing expenses related to SEM and other online paid traffic acquisition costs in response to increased consumer travel demand as travel restrictions eased and the travel industry recovered, and to a lesser extent, increased personnel and overhead costs to support business growth during the travel demand recovery.

Viator Adjusted OIBDA loss decreased $20 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue as noted above. This was largely offset by an increase in selling and marketing expenses related to SEM, other online paid traffic acquisition costs, and other marketing costs in response to increased consumer demand for experiences as part of the consumer travel demand recovery and to grow market share, and, to a lesser extent, an increase in direct costs from credit card payments and other revenue-related transaction costs in direct correlation with the increase in revenue, as well as increased personnel and overhead costs to support business growth during the travel demand recovery.

TheFork Adjusted OIBDA loss decreased $7 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue as noted above, and to a lesser extent, incremental non-income tax related government assistance benefits related to COVID-19 relief of $8 million. This was largely offset by an increase in selling and marketing expenses related to online paid traffic acquisition costs and television advertising costs, in response to consumer travel demand recovery as government restrictions on restaurants were lifted and the travel industry recovered and, to a lesser extent, an increase in personnel and overhead costs to support business growth during the travel demand recovery.

Corporate Adjusted OIBDA loss decreased $2 million during the year ended December 31, 2022, when compared to the same periods in 2021. Corporate Adjusted OIBDA includes TripCo level selling, general and administrative expenses.

Interest expense. Interest expense increased $5 million during the year ended December 31, 2022, when compared to the same period in 2021, primarily due to the accretion of TripCo's Series A Preferred Stock (as defined in note 8 in the accompanying consolidated financial statements) through interest expense.

Dividend and interest income. Dividend and interest income increased $15 million during the year ended December 31, 2022, when compared to the same period in 2021, primarily due to an increase in the average amount of cash invested at Tripadvisor and increased interest rates received on bank deposits during 2022.

Realized and unrealized gains (losses) on financial instruments, net. Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
TripCo Exchangeable Senior Debentures due 2051	$ (5)	50	—
Financial instrument liabilities, net	63	199	(20)
Other...	4	2	1
	$ 62	251	(19)

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related. Realized and unrealized gains (losses) on financial instruments, net decreased $189 million for the year ended December 31, 2022, compared to the same period in the prior year. The decrease was primarily due to a decrease in unrealized gains of $136 million related to financial instruments, including the VPF and Preferred Stock Derivative (both defined in note 3 of the accompanying consolidated financial statements) and a decrease in unrealized gains of $55 million related to the TripCo 0.50% Exchangeable Senior Debentures due 2051 (the "Debentures").

Other, net. Other, net expense decreased $4 million for the year ended December 31, 2022, when compared to the same period in 2021. Activity in the Other, net account primarily relates to foreign exchange gains (losses) and share of earnings (losses) of affiliates at Tripadvisor.

Income taxes. The Company had income tax expense of $47 million, and income tax benefit of $43 million and $152 million for the years ended December 31, 2022, 2021 and 2020, respectively.

During 2022, the Company recognized additional tax expense related to changes in unrecognized tax benefits and the recognition of excess tax benefits and shortfalls to stock based compensation.

During 2021, the Company recognized additional tax benefit related to unrealized gains attributable to the Company's own stock which is not recognized for tax purposes and the recognition of deferred tax assets for basis differences in the stock of a consolidated subsidiary, partially offset by tax expense related to an increase in the valuation allowance against certain deferred tax assets.

Liquidity and Capital Resources

As of December 31, 2022, substantially all of our cash and cash equivalents consist of cash on hand in global financial institutions, money market funds and marketable securities, with maturities of 90 days or less at the date purchased.

The following are potential sources of liquidity: available cash balances, proceeds from asset sales, monetization of our investments, outstanding or anticipated debt facilities, debt and equity issuances, and dividend and interest receipts.

As of December 31, 2022, TripCo had a cash balance of $1,053 million. Approximately $1,021 million of the cash balance is held at Tripadvisor. Although TripCo has a 56% voting interest in Tripadvisor, Tripadvisor is a separate public company with a significant non-controlling interest, as TripCo has only a 21% economic interest in Tripadvisor. Even though TripCo controls Tripadvisor through its voting interest and board representation, decision making with respect to using Tripadvisor's cash balances must consider Tripadvisor's minority holders. Accordingly, any potential distributions of cash from Tripadvisor to TripCo would generally be on a pro rata basis based on economic ownership interests. Covenants in Tripadvisor's debt instruments also restrict the payment of dividends and cash distributions to stockholders. See note 5 in the accompanying consolidated financial statements.

As of December 31, 2022, approximately $157 million of TripCo cash and cash equivalents is held by Tripadvisor's international subsidiaries outside of the U.S., of which approximately 40% was located in the U.K., with the majority of Tripadvisor's international cash denominated in U.S. dollars, Euros, British pounds and Australian dollars. As of December 31, 2022, Tripadvisor had $445 million of cumulative undistributed earnings in foreign subsidiaries, which were no longer considered to be indefinitely reinvested. See note 7 in the accompanying consolidated financial statements for additional information.

As of December 31, 2022, Tripadvisor was party to the Credit Facility, which, among other things, provides for a $500 million revolving credit facility with a maturity date of May 12, 2024. Tripadvisor may borrow from the Credit Facility (as defined in note 5 to the accompanying consolidated financial statements) in U.S. dollars and Euros.

The Credit Facility requires Tripadvisor to maintain a maximum leverage ratio and contains certain customary affirmative covenants and events of default, including a change of control. Tripadvisor amended the Credit Facility in May 2020 and December 2020, to, among other things, suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring Tripadvisor to maintain $150 million of unrestricted cash, cash equivalent and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of Tripadvisor, at which time the leverage ratio covenant (the "Leverage Covenant Holiday") will be reinstated.

Tripadvisor remained in the Leverage Covenant Holiday as of December 31, 2022. Based on Tripadvisor's existing leverage ratio, any outstanding or future borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Eurocurrency Borrowing rate, or the adjusted LIBO rate for the interest period in effect for such borrowing; plus an applicable margin ranging from 1.25% to 2.00% with a London Inter-Bank Offered Rate ("LIBO rate") floor of 1.00% per annum; or (ii) the Alternate Base Rate Borrowing, which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted LIBO Rate (or LIBO rate multiplied by the Statutory Reserve Rate) for an interest period of one month plus 1.00%; in addition to an applicable margin ranging from 0.25% to 1.00%. In addition, based on Tripadvisor's existing leverage ratio, it is required to pay a quarterly commitment fee, at an applicable rate ranging from 0.15% to 0.30% as of December 31, 2022, on the daily unused portion of the Credit Facility for each fiscal quarter during the Leverage Covenant Holiday and in connection with the issuance of letters of credit. The Credit Facility includes restrictions on Tripadvisor's ability to make certain payments and distributions, including share repurchases and dividends.

As of December 31, 2022 and 2021, Tripadvisor had no outstanding borrowings and was in compliance with its covenant requirements in effect under the Credit Facility. While there can be no assurance that Tripadvisor will be able to meet the leverage ratio covenant after the Leverage Covenant Holiday ceases, based on current projections, Tripadvisor does not believe there is a material risk it will not remain in compliance throughout the next twelve months.

As of December 31, 2022, Tripadvisor had $845 million in long-term debt, as a result of the issuance of its 2025 Senior Notes in July 2020 and 2026 Convertible Senior Notes in March 2021, as discussed below.

In July 2020, Tripadvisor completed the sale of $500 million of its 2025 Senior Notes. The 2025 Senior Notes provide, among other things, that interest at an interest rate of 7.0% per annum is payable on January 15 and July 15 of each year, which began on January 15, 2021 until their maturity on July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of Tripadvisor and are guaranteed by certain of Tripadvisor's domestic subsidiaries.

In March 2021, Tripadvisor completed the sale of $345 million of its 2026 Convertible Senior Notes. The 2026 Convertible Senior Notes provide, among other things, that interest, at an interest rate of 0.25% per annum, is payable on April 1 and October 1 of each year, which began on October 1, 2021, until their maturity on April 1, 2026. Concurrently, Tripadvisor used a portion of the proceeds from the 2026 Convertible Senior Notes to enter into privately negotiated capped call transactions with certain of the initial purchasers of the 2026 Convertible Senior Notes and/or their respective affiliates and/or other financial institutions at a cost of approximately $35 million. Tripadvisor intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of the 2025 Senior Notes prior to maturity. The 2026 Convertible Senior Notes are senior unsecured obligations of Tripadvisor and are guaranteed by certain of Tripadvisor's domestic subsidiaries.

The 2025 Senior Notes and 2026 Convertible Senior Notes are not registered securities and there are currently no plans to register these notes as securities in the future. Tripadvisor may from time to time repurchase its outstanding 2025 Senior Notes or 2026 Convertible Senior Notes through tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, Tripadvisor's liquidity requirements, contractual restrictions and other factors.

Historically, Tripadvisor's operating cash flows have been sufficient to fund its working capital requirements, capital expenditures and long term debt obligations and other financial commitments and are expected to be sufficient in future periods.

		Years ended December 31,		
		2022	**2021**	**2020**
		amounts in millions		
Cash flow information				
Tripadvisor cash provided (used) by operating activities		$ 400	108	(194)
Corporate and other cash provided (used) by operating activities		(10)	(11)	(21)
Net cash provided (used) by operating activities		$ 390	97	(215)
Tripadvisor cash provided (used) by investing activities		$ (52)	(54)	(56)
Corporate and other cash provided (used) by investing activities		—	—	—
Net cash provided (used) by investing activities		$ (52)	(54)	(56)
Tripadvisor cash provided (used) by financing activities		$ (27)	263	341
Corporate and other cash provided (used) by financing activities		5	43	4
Net cash provided (used) by financing activities		$ (22)	306	345

During the year ended December 31, 2022, Tripadvisor's primary source of cash was from operations, while its primary uses of cash were $56 million of capital expended for property and equipment and $20 million related to payments of withholding taxes on net share settlements of equity awards.

The projected use of TripCo's corporate cash will primarily be to pay fees (not expected to exceed $4 million annually) to Liberty Media for providing certain services pursuant to the services agreement and the facilities sharing agreement, payment of dividends on the Series A Preferred Stock (unless added to the liquidation price or paid in shares of Series A common stock of TripCo), interest expense on TripCo's 0.50% Exchangeable Senior Debentures due 2051 and to pay any other corporate level expenses. TripCo believes that its available cash and cash equivalents will be sufficient for the next several years.

Tripadvisor believes that its available cash and cash equivalents will be sufficient to fund Tripadvisor's foreseeable working capital requirements, capital expenditures, existing business growth initiatives, debt and interest obligations, lease commitments, tax-related payments and other financial commitments through at least the next twelve months. Tripadvisor's future capital requirements may also include capital needs for acquisitions, and/or other expenditures in support of its business strategy, and may potentially reduce Tripadvisor's cash balance and/or require Tripadvisor to borrow under its Credit Facility or to seek other financing alternatives.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business including potential tax obligations associated with certain transactions following the formation of TripCo. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

The following table summarizes current and long-term material cash requirements, both accrued and off-balance sheet, as of December 31, 2022, excluding uncertain tax positions as it is undeterminable when payments will be made.

| | | Payments due by period | | | |
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			amounts in millions		
Material Cash Requirements					
Finance and operating lease obligations (1)	$ 106	24	31	23	28
Long-term debt (2)	1,232	—	557	345	330
Expected interest payments (3)	142	38	61	4	39
Series A Preferred Stock (4)	276	—	276	—	—
Other obligations (5)	42	23	17	1	1
Total.	$ 1,798	85	942	373	398

(1) Estimated future lease payments for Tripadvisor's Headquarters Lease in Needham, Massachusetts and operating leases, primarily for office space, with non-cancelable lease terms. These amounts exclude expected rental income under non-cancelable subleases. See note 6 in the accompanying consolidated financial statements for further information.

(2) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments have elements which are reported at fair value. Amounts do not assume additional borrowings or refinancings of existing debt.

(3) Amounts are based on our outstanding debt at December 31, 2022 and assume that our existing debt is repaid at maturity.

(4) Amount that will be paid to settle debt host component of Series A Preferred Stock on March 27, 2025, assuming TripCo does not exercise its call right, as described in note 8 to the accompanying consolidated financial statements, prior to such date. This amount differs from the preferred stock liability balance stated in our consolidated balance sheet as the liability is being accreted to the amount to be paid upon settlement. See note 8 to the accompanying consolidated financial statements for further information.

(5) Includes purchase obligations, expected commitment fee payments on the Credit Facility and long term income taxes payable.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Recognition and Recoverability of Goodwill, Intangible and Long-lived Assets

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). Goodwill is allocated to our reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks and our evaluation of the recoverability of our other long-lived assets upon certain triggering events and the initial recognition of such assets through the application of the purchase accounting method. If the carrying value of our definite lived intangible assets and long-lived assets exceeds their expected undiscounted cash flows, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If, based on the qualitative analysis, it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

During the second quarter of 2022, the composition of our reportable segments was revised. As a result of the change in reporting units, we assessed the recoverability of our goodwill and concluded the estimated fair values were in excess of the carrying values for these reporting units. Therefore, no indications of impairment were identified as a result of these changes in the second quarter of 2022.

As of December 31, 2022, the intangible assets not subject to amortization for each of our reportable segments were as follows:

	Goodwill	Trademarks	Total
	amounts in millions		
Tripadvisor Core	$ 1,977	726	2,703
Viator	119	—	119
TheFork	104	—	104
	$ 2,200	726	2,926

During the second quarter of 2020, due to the impact of COVID-19 on Tripadvisor's operating results, and a sustained decline in Tripadvisor's stock price, impairments of $250 million of trademarks and $279 million of goodwill were recorded, respectively, related to the former Hotels, Media & Platform reporting unit, which is now included in the Tripadvisor Core reporting unit. The fair value of the trademarks was determined using the relief from royalty method. The fair value of the reporting unit was determined using a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3).

TripCo will continue to monitor Tripadvisor's financial performance, stock price and other events and circumstances that may negatively impact the estimated fair values to determine if future impairment assessments may be necessary.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Additionally, Tripadvisor records liabilities to address uncertain tax positions taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on its technical merits, will be sustained upon examination. For those positions for which a conclusion is reached that it is more likely than not it will be sustained, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority is recognized. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investment and financial activities and the conduct of operations by Tripadvisor in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We expect to manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We expect to achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2022, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal Amount	Weighted avg interest rate
	dollar amounts in millions			
Tripadvisor.	—	N/A	$ 845	4.2%
TripCo debt	N/A	N/A	$ 380	1.0%

TripCo is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of Tripadvisor's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, TripCo may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty TripAdvisor Holdings, Inc. are included herein, beginning on Page F-21.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-18 for Management's Report on Internal Control Over Financial Reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

None.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty TripAdvisor Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over revenue

As discussed in Note 2 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company had $1,492 million in revenue, net of intersegment revenue of $93 million, for the year ended December 31, 2022, of which $966 million was Tripadvisor Core related, $493 million was Viator related, and $126 million was TheFork related. Each of these categories of revenue has multiple revenue streams and the Company's processes and information technology (IT) systems differ between each revenue stream.

We identified the evaluation of sufficiency of audit evidence over revenue as a critical audit matter. This matter required especially subjective auditor judgment due to the number of revenue streams and the related IT applications utilized throughout the revenue recognition processes. Subjective auditor judgment was required to evaluate that relevant revenue data was captured and aggregated throughout these various IT applications. This matter also included determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each revenue stream, both of which included the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of the procedures to be performed over revenue. For each revenue stream where procedures were performed:

- we evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to accurate recording of amounts.

- for certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized for consistency with underlying documentation, including evidence of contracts with customers.

- for certain revenue streams, we assessed the recorded revenue by comparing the total cash received during the year to the revenue recognized, including evaluating the relevance and reliability of the inputs to the assessment.

We involved IT professionals with specialized skills and knowledge, who assisted in:

- testing certain IT applications used by the Company in its revenue recognition processes.

- testing the transfer of relevant revenue data between certain systems used in the revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 17, 2023

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,053	760
Accounts receivable and contract assets, net of allowance for credit losses of $28 million and $28 million, respectively	205	142
Income taxes receivable (note 7)	1	48
Other current assets	44	26
Total current assets	1,303	976
Property and equipment, at cost (note 2)	261	259
Accumulated depreciation	(158)	(141)
	103	118
Intangible assets not subject to amortization (note 4):		
Goodwill	2,200	2,220
Trademarks	726	730
	2,926	2,950
Intangible assets subject to amortization, net (note 4)	112	133
Other assets, at cost, net of accumulated amortization	194	199
Total assets	$ 4,638	4,376

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Balance Sheets (Continued)

December 31, 2022 and 2021

	2022	2021
	amounts in millions	
Liabilities and Equity		
Current liabilities:		
Deferred merchant and other payables	$ 242	140
Deferred revenue	44	36
Accrued liabilities and other current liabilities	248	180
Total current liabilities	534	356
Long-term debt, including $237 million and $268 million measured at fair value as of December 31, 2022 and December 31, 2021, respectively (note 5)	1,125	1,143
Deferred income tax liabilities (note 7)	120	144
Financial instrument liabilities (note 3)	30	85
Series A Preferred Stock liability (note 8)	230	212
Other liabilities	337	309
Total liabilities	2,376	2,249
Equity		
Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 72,641,163 at December 31, 2022 and 72,447,462 at December 31, 2021	1	1
Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 3,370,368 at December 31, 2022 and 3,216,047 at December 31, 2021	—	—
Series C common stock, $.01 par value. Authorized 200,000,000 shares; no shares issued	—	—
Additional paid-in capital	287	288
Accumulated other comprehensive earnings (loss), net of taxes	9	(21)
Retained earnings (deficit)	(439)	(469)
Total stockholders' equity	(142)	(201)
Noncontrolling interests in equity of subsidiaries	2,404	2,328
Total equity	2,262	2,127
Commitments and contingencies (note 12)		
Total liabilities and equity	$ 4,638	4,376

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Statements of Operations

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
		amounts in millions, except per share amounts		
Total revenue, net	$	1,492	902	604
Operating costs and expenses:				
Operating expense, including stock-based compensation (notes 2 and 10)		338	286	275
Selling, general and administrative, including stock-based compensation (notes 2 and 10)		969	651	502
Depreciation and amortization		97	150	168
Restructuring and other related reorganization costs (note 1)		—	—	41
Impairment of goodwill and intangible assets (note 4)		—	—	550
		1,404	1,087	1,536
Operating income (loss)		88	(185)	(932)
Other income (expense):				
Interest expense		(65)	(60)	(41)
Dividend and interest income		16	1	3
Realized and unrealized gains (losses) on financial instruments, net		62	251	(19)
Other, net		(8)	(12)	(25)
		5	180	(82)
Earnings (loss) before income taxes		93	(5)	(1,014)
Income tax (expense) benefit (note 7)		(47)	43	152
Net earnings (loss)		46	38	(862)
Less net earnings (loss) attributable to the noncontrolling interests		16	(141)	(624)
Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders	$	30	179	(238)
Net earnings (loss) available to common shareholders (note 2)	$	30	(191)	(388)
Basic net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2):	$	0.39	(2.55)	(5.17)
Diluted net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2):	$	0.39	(2.55)	(5.17)

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	amounts in millions		
Net earnings (loss)	$ 46	38	(862)
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	(30)	(25)	27
Credit risk on fair value debt instruments gains (losses)	36	7	—
Reclassification adjustments included in net income (loss)	1	2	1
Other comprehensive earnings (loss)	7	(16)	28
Comprehensive earnings (loss)	53	22	(834)
Less comprehensive earnings (loss) attributable to the noncontrolling interests	(7)	(159)	(602)
Comprehensive earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders	$ 60	181	(232)

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
		amounts in millions		
Cash flows from operating activities:				
Net earnings (loss)	$	46	38	(862)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:				
Depreciation and amortization		97	150	168
Stock-based compensation		93	125	112
Realized and unrealized (gains) losses on financial instruments, net		(62)	(251)	19
Impairment of goodwill and intangible assets (note 4)		—	—	550
Deferred income tax expense (benefit)		(20)	(49)	(73)
Other charges (credits), net		30	28	21
Changes in operating assets and liabilities				
Current and other assets		(14)	(30)	74
Payables and other liabilities		220	86	(224)
Net cash provided (used) by operating activities		390	97	(215)
Cash flows from investing activities:				
Capital expended for property and equipment, including capitalized website development		(56)	(54)	(55)
Other investing activities, net		4	—	(1)
Net cash provided (used) by investing activities		(52)	(54)	(56)
Cash flows from financing activities:				
Borrowings of debt		9	675	1,240
Repayments of debt		—	—	(1,052)
Repurchase of Series A Preferred Stock		—	(281)	—
Shares repurchased by subsidiary (note 9)		—	—	(115)
Payment of withholding taxes on net share settlements of equity awards		(20)	(44)	(21)
Issuance of Series A Preferred Stock (note 8)		—	—	325
Subsidiary purchase of capped calls		—	(35)	—
Other financing activities, net		(11)	(9)	(32)
Net cash provided (used) by financing activities		(22)	306	345
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash		(23)	(12)	8
Net increase (decrease) in cash, cash equivalents and restricted cash		293	337	82
Cash, cash equivalents and restricted cash at beginning of period		760	423	341
Cash, cash equivalents and restricted cash at end of period	$	1,053	760	423
Cash paid for interest	$	41	44	24
Cash paid (received) for income taxes	$	(41)	4	3

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Consolidated Statements of Equity

Years ended December 31, 2022, 2021 and 2020

	Stockholders' equity							Noncontrolling interest in equity of subsidiaries	Total equity
	Preferred stock	Series A	Series B	Series C	Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings (deficit)		
					amounts in millions				
Balance at December 31, 2019	$ —	1	—	—	237	(29)	111	2,981	3,301
Net earnings (loss)	—	—	—	—	—	—	(238)	(624)	(862)
Other comprehensive earnings (loss)	—	—	—	—	—	6	—	22	28
Stock-based compensation	—	—	—	—	33	—	—	96	129
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(21)	—	—	—	(21)
Shares repurchased by subsidiary (note 9)	—	—	—	—	17	—	—	(132)	(115)
Series A Preferred Stock adjustment	—	—	—	—	—	—	(150)	—	(150)
Other, net	—	—	—	—	(9)	—	(1)	7	(3)
Balance at December 31, 2020	—	1	—	—	257	(23)	(278)	2,350	2,307
Net earnings (loss)	—	—	—	—	—	—	179	(141)	38
Other comprehensive earnings (loss)	—	—	—	—	—	2	—	(18)	(16)
Stock-based compensation	—	—	—	—	33	—	—	105	138
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(44)	—	—	—	(44)
Shares issued by subsidiary	—	—	—	—	(10)	—	—	18	8
Series A Preferred Stock adjustment (note 9)	—	—	—	—	—	—	(370)	—	(370)
Subsidiary purchase of capped calls, net of tax (note 5)	—	—	—	—	(6)	—	—	(20)	(26)
Series A Preferred Stock repurchased with subsidiary shares (note 8)	—	—	—	—	58	—	—	34	92
Balance at December 31, 2021	—	1	—	—	288	(21)	(469)	2,328	2,127
Net earnings (loss)	—	—	—	—	—	—	30	16	46
Other comprehensive earnings (loss)	—	—	—	—	—	30	—	(23)	7
Stock-based compensation	—	—	—	—	24	—	—	78	102
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(20)	—	—	—	(20)
Shares issued by subsidiary	—	—	—	—	(5)	—	—	5	—
Balance at December 31, 2022	$ —	1	—	—	287	9	(439)	2,404	2,262

See accompanying notes to consolidated financial statements.

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(1) Basis of Presentation

Liberty TripAdvisor Holdings, Inc. ("TripCo" or the "Company") was formed in 2013 as a Delaware corporation. TripCo was a subsidiary of Liberty Interactive Corporation (subsequently renamed Qurate Retail, Inc. ("Qurate Retail")) until the completion of its spin-off from Qurate Retail on August 27, 2014 ("TripCo Spin-Off"). TripCo does not have any operations outside of its controlling interest in its subsidiary Tripadvisor, Inc. ("Tripadvisor"). Tripadvisor operates as a stand-alone operating entity.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent a consolidation of the historical financial information of Tripadvisor. These financial statements refer to the consolidation of Tripadvisor as "TripCo," "the Company," "us," "we" and "our" in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Additionally, certain prior period amounts have been reclassified for comparability with the current period presentation.

Description of Business

Tripadvisor operates as a family of brands with a purpose of connecting people to experiences worth sharing. Tripadvisor's vision is to be the world's most trusted source for travel and experiences. Tripadvisor operates across three reportable segments: Tripadvisor Core, Viator, and TheFork. Tripadvisor leverages its brands, technology platforms and capabilities to connect its large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

The Tripadvisor brand offers travelers and experience seekers an online global platform for travelers to discover, generate, and share authentic user-generated content in the form of ratings and reviews for destinations, points-of-interest, experiences, accommodations, restaurants, and cruises in over 40 countries and over 20 languages across the world. As of December 31, 2022, Tripadvisor offered more than 1 billion user-generated ratings and reviews on nearly 8 million experiences, accommodations, restaurants, airlines, and cruises. Viator's online marketplace is comprehensive, connecting travelers to bookable tours, activities and attractions— consisting of over 300,000 experiences from more than 50,000 operators as of December 31, 2022. TheFork provides an online marketplace that enables diners to discover and book online reservations at more than 55,000 restaurants in 12 countries, as of December 31, 2022, across the UK, western and central Europe, and Australia.

Risks and Uncertainties

In December 2019, a novel coronavirus ("COVID-19") was reported in Wuhan, China, and on March 11, 2020 was declared a global pandemic. COVID-19 caused material and adverse declines in consumer demand within the travel, hospitality, restaurant, and leisure industry. The pandemic's proliferation, concurrent with travel bans, varying levels of governmental restrictions and mandates globally to limit the spread of the virus, dampened consumer demand for Tripadvisor's products and services, and impacted consumer sentiment and discretionary spending patterns. Consequently, the COVID-19 pandemic adversely and materially affected Tripadvisor's business, results of operations, liquidity and financial condition during the years ended December 31, 2021 and 2020. In 2022, Tripadvisor generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increased consumer travel demand.

During the year ended December 31, 2020, in response to the COVID-19 pandemic, Tripadvisor took several steps to further strengthen its financial position and balance sheet including but not limited to, restructuring activities, primarily by significantly reducing its ongoing operating expenses and headcount. During the year ended December 31,

2020, Tripadvisor incurred total restructuring and other related reorganization costs of $41 million which consisted of employee severance and related benefits. In addition, in order to maintain financial liquidity and flexibility during this time period, Tripadvisor (i) borrowed $700 million from its Credit Facility (as defined in note 5) in the first quarter of 2020 (subsequently repaid during the third quarter of 2020); (ii) amended its Credit Agreement, which included short-term financial covenant relief and the extension of the maturity date from May 12, 2022 to May 12, 2024; and (iii) raised additional financing through the issuance of $500 million in 2025 Senior Notes (as defined in note 5) in July 2020, all of which are described in more detail in note 5.

Tripadvisor may continue to be subject to risks and uncertainties related to the COVID-19 pandemic. Tripadvisor believes the travel, leisure, hospitality, and restaurant industries, and its financial results, would be adversely and materially affected upon a resurgence of existing COVID-19 variants or if new variants emerge or a future pandemic or epidemic occurs, which result in reinstated travel bans and/or other government restrictions and mandates, all of which would likely negatively impact consumer demand, sentiment and discretionary spending patterns.

Seasonality

Consumers' travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore Tripadvisor's revenue and operating profits, have also historically followed a seasonal pattern. Tripadvisor's financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative.

Certain factors may also impact typical seasonal fluctuations, which may include any significant shifts in Tripadvisor's business mix or adverse economic conditions that could result in future seasonal patterns that are different from historical trends. For example, the negative impact to Tripadvisor's business from COVID-19 materially affected its historical trends at varying levels during the years ended December 31, 2021 and 2020, while these trends significantly improved during the year ended December 31, 2022, resulting in increased revenue, working capital and operating cash flow more akin to typical historical seasonality trends.

Spin-Off of TripCo from Qurate Retail

The TripCo Spin-Off was completed on August 27, 2014. Following the TripCo Spin-Off, Qurate Retail and TripCo operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the TripCo Spin-Off, TripCo entered into certain agreements, including the services agreement, the facilities sharing agreement and the tax sharing agreement, with Qurate Retail and/or Liberty Media Corporation ("Liberty Media") (or certain of their subsidiaries) in order to govern certain of the ongoing relationships between the companies after the TripCo Spin-Off and to provide for an orderly transition.

Pursuant to the services agreement (except as described below in respect to Gregory B. Maffei), Liberty Media provides TripCo with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty TripCo reimburses Liberty Media for direct, out-of-pocket expenses incurred by Liberty Media in providing these services and TripCo pays a services fee to Liberty Media under the services agreement that is subject to adjustment semi-annually, as necessary.

In December 2019, TripCo entered into an amendment to the services agreement with Liberty Media in connection with Liberty Media's entry into a new employment arrangement with Gregory B. Maffei, TripCo's Chairman, President and Chief Executive Officer. Under the amended services agreement, components of his compensation would either be paid directly to him by each of TripCo, Liberty Broadband Corporation, and Qurate Retail (collectively, the "Service Companies") or reimbursed to Liberty Media, in each case, based on allocations among Liberty Media and the Service Companies set forth in the amended services agreement. This allocation percentage will be determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty Media-wide and CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty Media and the Service Companies in consultation with the CEO. The allocation percentage will then be adjusted annually and following certain events. For the years ended December 31, 2022 and 2021, the allocation percentage for TripCo was 5% in each year. The amended services agreement between Liberty Media and Mr. Maffei provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an aggregate annual base salary of $3 million (with no contracted increase), an aggregate one-time cash commitment bonus of $5 million (paid in December 2019), an aggregate annual target cash performance bonus of $17 million, aggregate annual equity awards of approximately $18 million and aggregate equity awards granted in connection with his entry into his new agreement of $90 million (the "upfront awards"). A portion of the grants made to our CEO in the years ended December 31, 2020 and 2019 related to our company's allocable portion of these upfront awards.

Under the facilities sharing agreement, TripCo shares office space with Liberty Media and related amenities at Liberty Media's corporate headquarters in Englewood, Colorado.

Under these agreements, approximately $3 million, $4 million and $4 million was reimbursable to Liberty Media for each of the years ended December 31, 2022, 2021, and 2020, respectively.

On March 26, 2020, TripCo issued and sold 325,000 shares of TripCo's newly-created 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), for a purchase price of $1,000 per share. On March 29, 2021 and April 6, 2021, TripCo repurchased a portion of the Series A Preferred Stock. See further discussion about the Series A Preferred Stock in note 8.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, generally including money market funds, available on demand cash deposits, term deposits and marketable securities, with maturities of three months or less at the time of acquisition.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for credit losses. Tripadvisor records accounts receivable at the invoiced amount, and its customer invoices are generally due 30 days from the time of invoicing. Tripadvisor uses the "expected credit loss" methodology, allowed under GAAP, in estimating its allowance for credit losses.

Tripadvisor applies the "expected credit loss" methodology by first assessing its historical losses based on credit sales and then adding in an assessment of expected changes in the foreseeable future, whether positive or negative, to Tripadvisor's ability to collect its outstanding accounts receivables, or the expectation for future losses. Tripadvisor develops its expectation for future losses by assessing the profiles of its customers using their historical payment patterns, any known changes to those customers' ability to fulfill their payment obligations, and assessing broader economic conditions that may impact its customers' ability to pay their obligations. Where appropriate, Tripadvisor performs this analysis using a portfolio approach. Portfolios comprise customers with similar characteristics and payment history, and Tripadvisor has concluded that the aggregation of these customers into various portfolios does not produce a result that is materially different from considering the affected customers individually. Customers are assigned internal credit ratings, as determined by Tripadvisor, based on its collection profiles. Customers whose outstanding obligations are less likely to experience a credit loss are assigned a higher internal credit rating, and those customers whose outstanding obligations are more likely to experience a credit loss are assigned a lower credit rating. Tripadvisor recognizes a greater credit loss allowance on the accounts receivable due from those customers in the lower credit tranche, as determined by Tripadvisor. When Tripadvisor becomes aware of facts and circumstances affecting an individual customer, it also takes that specific customer information into account as part of its calculation of expected credit losses.

Tripadvisor's exposure to credit losses may increase if its customers are adversely affected by changes in macroeconomic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

The following table presents the changes in the allowance for credit losses for the periods presented:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Balance, beginning of period	$ 28	33	25
Provision charged to expense	6	3	17
Write-offs, net of recoveries and other adjustments	(6)	(8)	(9)
Balance, end of period	$ 28	28	33

Derivative Instruments

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes-Merton model. The Black-Scholes-Merton model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtains volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate is obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment is required in estimating the Black-Scholes-Merton model variables.

Property and Equipment

Property and equipment, at cost consists of the following (amounts in millions):

	December 31,	
	2022	**2021**
Finance lease right-of-use asset	$ 114	114
Leasehold improvements	46	48
Computer equipment and purchased software	82	77
Furniture, office equipment and other	19	20
Total property and equipment, at cost	$ 261	259

Property and equipment is recorded at cost, net of accumulated depreciation, less impairments, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment and furniture, office equipment and other. Leasehold improvements are depreciated using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. Refer to note 6 for a discussion on accounting for leases and other financial disclosures.

Leases

The Company, through its consolidated companies, leases facilities in several countries around the world and certain equipment under non-cancelable lease agreements. Refer to note 6 for a discussion on accounting for leases and other financial disclosures.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If, based on the qualitative analysis, it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in TripCo's valuation analyses, where applicable, are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There can be no assurance that actual results will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. See note 4 for discussion of goodwill and trademark impairments.

Website Development Costs

Certain costs incurred during the application development stage related to the development of websites are capitalized and included in other intangible assets subject to amortization. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and post-implementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Noncontrolling Interests

Noncontrolling interest relates to the equity ownership interest in Tripadvisor that the Company does not own. The Company reports noncontrolling interests of consolidated companies within equity in the consolidated balance sheets and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the consolidated statements of operations. Also, changes in ownership interests in consolidated companies in which the Company maintains a controlling interest are recorded in equity.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions.

Accordingly, we have recorded foreign currency exchange losses of $9 million, losses of $6 million and gains of $4 million for the years ended December 31, 2022, 2021, and 2020, respectively, in other, net on our consolidated statements of operations.

Revenue Recognition

Tripadvisor generates all of its revenue from contracts with customers. It recognizes revenue when it satisfies a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that it expects to receive in exchange for those services. When Tripadvisor acts as an agent in the transaction, it recognizes revenue for only its commission on the arrangement. Tripadvisor determines revenue recognition through the following steps:

(1) Identification of the contract, or contracts, with a customer
(2) Identification of the performance obligations in the contract
(3) Determination of the transaction price
(4) Allocation of the transaction price to the performance obligations in the contract
(5) Recognition of revenue when, or as, Tripadvisor satisfies a performance obligation

At contract inception, Tripadvisor assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, Tripadvisor considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. There was no significant revenue recognized in the years ended December 31, 2022 and 2021 related to performance obligations satisfied in prior periods. Tripadvisor has applied a practical expedient and does not disclose the value of unsatisfied performance obligations that have an original expected duration of less than one year. Tripadvisor expects to complete its performance obligations within one year from the initial transaction date. The value related to Tripadvisor's remaining or partially satisfied performance obligations relates to subscription services that are satisfied over time or services that are recognized at a point in time, but not yet achieved. The timing of services, invoicing and payments do not include a significant financing component. Tripadvisor's customer invoices are generally due 30 days from the time of invoicing.

Tripadvisor recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. Although the substantial majority of its contract costs have an amortization period of less than one year, Tripadvisor has determined contract costs arising from certain sales incentives have an amortization period in excess of one year given the high likelihood of contract renewal. Sales incentives are not paid upon renewal of these contracts and therefore are not commensurate with the initial sales incentive costs. As of both December 31, 2022 and 2021, there were $4 million of unamortized contract costs in other long-term assets on the consolidated balance sheet. Tripadvisor amortizes these contract costs on a straight-line basis over the estimated customer life, which is based on historical customer retention rates. Amortization expense recorded to selling and marketing expense on the consolidated statements of operations during each of the years ended December 31, 2022, 2021 and 2020, was $1 million. Tripadvisor assesses such asset for impairment when events or circumstances indicate that the carrying amount may not be recoverable. No impairments were recognized during the years ended December 31, 2022, 2021 and 2020.

The recognition of revenue may require the application of judgment related to the determination of the performance obligations, the timing of when the performance obligations are satisfied and other areas. The determination of Tripadvisor's performance obligations does not require significant judgment given that it generally does not provide multiple services to a customer in a transaction, and the point in which control is transferred to the customer is readily determinable. In instances where Tripadvisor recognizes revenue over time, it generally has either a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method, or based on other output measures that provide a faithful depiction of the transfer of its services. When an estimate for cancellations is included in the transaction price, Tripadvisor bases its estimate on historical cancellation rates and current trends. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue–producing transaction, that are collected by Tripadvisor from a customer, are reported on a net basis, or in other words excluded from revenue on the consolidated financial statements.

Commencing in the second quarter of 2022, Tripadvisor changed its reportable segments (see note 13). Accordingly, the nature of services provided and revenue recognition policies related to the current reportable segments are presented below.

Tripadvisor Core Segment

Tripadvisor-branded Hotels Revenue. The largest source of Tripadvisor Core segment revenue is generated from click-based advertising on Tripadvisor-branded websites, which Tripadvisor refers to as its hotel meta (formerly referred to as hotel auction) revenue, which is primarily comprised of contextually-relevant booking links to Tripadvisor's travel partners' websites. Click-based advertising is generally priced on a cost-per-click, or "CPC," basis, with payments from travel partners determined by the number of travelers who click on a link multiplied by the CPC rate for each specific click as determined in a dynamic, competitive auction process.

Tripadvisor also generates revenue from its cost-per-action, or "CPA" model, which consists of contextually-relevant booking links to its travel partners' websites which are advertised on its platform. Tripadvisor earns a commission from its travel partners, based on a pre-determined contractual commission rate, for each traveler who clicks to and books a hotel reservation on the travel partners' website, which results in a traveler stay. CPA revenue is billable only upon the completion of each traveler's stay resulting from a hotel reservation. The travel partners provide the service to the travelers and Tripadvisor acts as an agent under GAAP. Tripadvisor's performance obligation is complete at the time of the hotel reservation booking, and the commission earned is recognized upon booking, as Tripadvisor has no post-booking service obligations. Tripadvisor recognizes this revenue net of an estimate of the impact of cancellations, using historical cancellation rates and current trends. Contract assets are recognized at the time of booking for commissions that are billable upon the completion of a traveler's stay. CPA revenue is generally billed to Tripadvisor's travel partners monthly for traveler stays completed in that month.

In addition, Tripadvisor offers business to business solutions to hotels, including subscription-based advertising to hotels, owners of B&Bs and other specialty lodging properties. Subscription-based advertising services are predominantly sold for a flat fee for a contracted period of time of one year or less and revenue is recognized on a straight-line basis over the period of the subscription service as efforts are expended evenly throughout the contract period.

To a lesser extent, Tripadvisor also offers travel partners the opportunity to advertise and promote their business through hotel sponsored placements on its platform. This service is generally priced on a CPC basis, with payments from travel partners determined by the number of travelers who click on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for hotel sponsored placements that Tripadvisor's travel partners pay are generally based on bids submitted as part of an auction by its travel partners. When a CPC bid is submitted, the travel partner agrees to pay Tripadvisor the bid amount each time a traveler clicks on a link to its travel partner's websites. Bids may be submitted periodically – as often as daily – on a property-by-property basis. Tripadvisor records this click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner as its performance obligation is fulfilled at that time. Hotel sponsored placements revenue is generally billed to Tripadvisor's travel partners monthly, consistent with the timing of the service.

Tripadvisor-branded Display and Platform Revenue. Tripadvisor offers travel partners the ability to promote their brands through display-based advertising placements across Tripadvisor's platform. Tripadvisor display-based advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations. Tripadvisor also sells display-based advertising to online travel agencies and other travel related businesses, as well as advertisers from non-travel categories. Display-based advertising is sold predominantly on a cost per thousand impressions basis. The performance obligation in Tripadvisor's display-based advertising arrangements is to display a number of advertising impressions on its platform and recognize revenue for impressions as they are delivered. Services are generally billed monthly.

Tripadvisor-Experiences and Dining Revenue. Tripadvisor generates revenue from its experiences and restaurant service offerings on Tripadvisor-branded websites and mobile apps. Tripadvisor receives intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservations bookings, on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis. The performance obligations, timing of customer payments for Tripadvisor's experiences and dining transactions, and methods of revenue recognition are consistent with the Viator and TheFork segments, as described below. In addition, Tripadvisor offers restaurant partners the opportunity to advertise and promote their business through restaurant media advertising placements on its platform. This service is generally priced on a CPC basis similar to the Tripadvisor-branded hotels revenue stream discussed above.

Other. Tripadvisor's alternative accommodation rentals offering provides information and services that allow travelers to research and book vacation and short-term rental properties. The alternative accommodation rentals offering primarily generates revenue by offering individual property owners and managers the ability to list their properties on Tripadvisor's platform, thereby connecting with travelers through a free-to-list, commission-based option. Tripadvisor earns commissions associated with rental transactions through its free-to-list model from both the traveler and the property owner or manager. Tripadvisor provides post-booking service to the travelers, property owners and managers until the time the rental commences, which is the time the performance obligation is completed.

In addition, Other also includes revenue generated from cruises, flights, and rental car offerings on Tripadvisor-branded websites and mobile apps and Tripadvisor's portfolio of brands, which primarily includes click-based advertising and display-based advertising revenue.

Viator Segment

Tripadvisor provides an online marketplace that allows travelers to research and book tours, activities and attractions in popular travel destinations across the globe through its stand-alone Viator branded platform, which includes website, mobile web, and mobile app. Tripadvisor generates commissions for each booking transaction it facilitates through its online reservation system in exchange for certain activities, including the use of Tripadvisor's booking platform, post-booking customer support (24/7) until the time of the experience and payment processing activities as the merchant of record, which is the completion of the performance obligation. Tripadvisor collects payment from the customer prior to the experience occurring, which includes both its commission and the amount due to the operator. Tripadvisor records its commissions as deferred revenue on its consolidated balance sheet when payment is received, including amounts which are refundable subject to cancellation, until the experience occurs when revenue is recognized.

TheFork Segment

Tripadvisor provides information and services for consumers to research and book restaurants through its dedicated online restaurant reservations platform, TheFork. Tripadvisor primarily generates transaction fees (or per seated diner fees) that are paid by its restaurant customers for diners seated primarily from bookings through TheFork's online reservation system. The transaction fee is recognized as revenue after the reservation is fulfilled, or as diners are seated by Tripadvisor's restaurant customers. Tripadvisor invoices restaurants monthly for transaction fees.

Practical Expedients and Exemptions

Tripadvisor expenses costs to obtain a contract as incurred, such as sales incentives, when the amortization period would have been one year or less.

Tripadvisor does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Disaggregation of Revenue

Tripadvisor disaggregates revenue from contracts with customers into major products/revenue sources. Tripadvisor has determined that disaggregating revenue into these categories achieves the disclosure objective under GAAP to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue is recognized primarily at a point in time for all reported segments.

	Years ended December 31,		
	2022	**2021**	**2020**
Major Products/Revenue Sources:			
Tripadvisor Core			
Tripadvisor-branded hotels.	$ 650	451	292
Tripadvisor-branded display and platform	130	98	69
Tripadvisor experiences and dining.	134	70	65
Other	52	46	57
Total Tripadvisor Core	966	665	483
Viator	493	184	55
TheFork	126	85	86
Intersegment eliminations.	(93)	(32)	(20)
Total Revenue	$ 1,492	902	604

The following table provides information about the opening and closing balances of accounts receivable and contract assets from contracts with customers (in millions):

	December 31,	
	2022	**2021**
Accounts receivable	$ 173	105
Contract assets	32	37
Total	$ 205	142

Accounts receivable are recognized when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for services that Tripadvisor has transferred to a customer when that right is conditional on something other than the passage of time, such as commission payments that are contingent upon the completion of the service by the principal in the transaction. The difference between the opening and closing balances of Tripadvisor's contract assets primarily results from the timing difference between when Tripadvisor satisfies its performance obligations and the time when the principal completes the service in the transaction.

During the year ended December 31, 2021, bad debt expense recorded to Tripadvisor's allowance for expected credit losses on accounts receivable and contract assets decreased by $14 million, when compared to the same period in 2020, primarily due to improved collection trends with its customers driven by the ongoing travel industry recovery from COVID-19 during that year.

Contract liabilities generally include payments received in advance of performance under the contract, and are realized as revenue as the performance obligation to the customer is satisfied, which Tripadvisor presents as deferred revenue on its consolidated balance sheet. As of January 1, 2022 and 2021, Tripadvisor had $36 million and $28 million, respectively, recorded as deferred revenue on its consolidated balance sheet, of which $34 million and $23 million, respectively, was recognized into revenue and $2 million and $4 million, respectively, was refunded due to cancellations by travelers during the years ended December 31, 2022 and 2021.

There were no significant changes in contract assets or deferred revenue during the years ended December 31, 2022 and 2021, related to business combinations, impairments, cumulative catch-ups or other material adjustments.

Operating Expense

Operating expenses consist primarily of certain technology and content expenses, including personnel and overhead expenses which include salaries, benefits and bonuses for salaried employees and contractors engaged in the design, development, testing content support and maintenance of Tripadvisor's platform. Operating expense also includes, to a lesser extent, costs of services which are expenses that are closely correlated or directly related to service revenue generated, including credit card and other booking transaction payment fees, data center costs, costs associated with prepaid tour tickets, ad serving fees, flight search fees and other transactions. Other costs include licensing, maintenance expense, computer supplies, telecom costs, content translation and localization costs and consulting costs.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal and human resource functions as well as professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense and non-income taxes, such as sales, use and other non-income related taxes.

Selling and Marketing

Selling and marketing expenses primarily consist of direct costs, including traffic generation costs from search engine marketing, or SEM, and other online traffic acquisition costs, syndication costs and affiliate program commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, and bonuses for sales, sales support, customer support and marketing employees.

Tripadvisor incurs advertising expense consisting of online advertising expense, primarily SEM and other online traffic costs, and offline advertising costs, including television, to promote its brands. Costs associated with communicating the advertisements are expensed in the period in which the advertisement takes place. Production costs associated with advertisements are expensed in the period in which the advertisement first takes place. Advertising expense was $572 million, $282 million and $118 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Stock-Based Compensation

As more fully described in note 10, TripCo grants to its directors, employees and employees of its subsidiaries restricted stock and options (collectively, "Awards") to purchase shares of TripCo common stock. TripCo measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). TripCo measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards that were previously granted by Qurate Retail were assumed by TripCo upon the completion of the TripCo Spin-Off. Additionally, Tripadvisor is a consolidated company and has issued stock-based compensation to its employees related to its common stock. The consolidated statements of operations include stock-based compensation related to TripCo Awards and Tripadvisor equity awards.

Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2022, 2021 and 2020 (amounts in millions):

| | December 31, | | |
	2022	2021	2020
Operating expense	$ 37	47	45
Selling, general and administrative	56	78	67
	$ 93	125	112

During the years ended December 31, 2022, 2021 and 2020, Tripadvisor capitalized $10 million, $13 million and $15 million, respectively, of stock-based compensation expense as website development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted income tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in income tax (expense) benefit in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in income tax (expense) benefit in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Deferred Merchant Payables

In Tripadvisor's experiences and rentals free-to-list offerings, Tripadvisor generally receives cash from travelers at the time of booking or prior to the experience date and records these amounts, net of Tripadvisor's commissions, on its consolidated balance sheet as deferred merchant payables. Tripadvisor pays the operators, generally the third-party experience providers and vacation rental owners, after the travelers' use. Therefore, it receives payment from the traveler prior to paying the operator and this operating cycle represents a working capital source or use of cash to Tripadvisor.

Tripadvisor's deferred merchant payables balance was $203 million and $113 million for the years ended December 31, 2022 and 2021, respectively.

Certain Risks and Concentrations

Tripadvisor's business is subject to certain risks and concentrations, including a concentration related to dependence on relationships with its customers. For the years ended December 31, 2022, 2021 and 2020, Tripadvisor's two most significant travel partners, Expedia Group Inc. ("Expedia") and Booking Holdings Inc., each of which accounted for 10% or more of Tripadvisor's consolidated revenue and combined accounted for approximately 35%, 34% and 25%, respectively, of its total revenue. Additionally, Tripadvisor's business is dependent on relationships with third-party service operators it relies on to fulfill service obligations to Tripadvisor's customers where Tripadvisor is the merchant of record, such as providing experiences and vacation rentals. However, no one operator's inventory resulted in more than 10% of Tripadvisor's revenue on a consolidated basis in any period presented. As of December 31, 2022 and 2021, Expedia accounted for approximately 19% and 10%, respectively, of Tripadvisor's total accounts receivable. Tripadvisor's overall credit risk related to accounts receivable is mitigated by the relatively short collection period.

Contingent Liabilities

Periodically, the Company reviews the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated and is material, we record the estimated loss in our consolidated statement of operations. The Company provides disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. Accruals are based on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), cumulative foreign currency translation adjustments and comprehensive earnings (loss) attributable to debt credit risk adjustments.

Earnings (Loss) per Common Share (EPS)

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from EPS for the years ended December 31, 2022, 2021 and 2020 are 3 million, 3 million and 1 million potential common shares, respectively, because their inclusion would be antidilutive. Also excluded from EPS for the years ended December 31, 2021 and 2020, because their inclusion would be antidilutive, were 3 million and 13 million shares, respectively, that were contingently issuable at the Company's election pursuant to an exercise of the Put Option (defined and described in note 8), as calculated in accordance with the terms of the Certificate of Designations for the Series A Preferred Stock. On March 29, 2021, pursuant to the Repurchase Agreement (described and defined in note 8), the Put Option no longer exists. The contingently issuable shares pursuant to the Put Option were calculated for the period that the Put Option was outstanding.

		Years ended December 31,	
	2022	**2021**	**2020**
		in millions	
Numerator			
Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders	$ 30	179	(238)
Less: Series A Preferred Stock carrying value adjustment and transaction costs	—	370	150
Net earnings (loss) available to common shareholders	$ 30	(191)	(388)
Denominator			
Basic EPS	76	75	75
Potentially dilutive shares (a)	1	2	1
Diluted EPS	77	77	76

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recoverability and recognition of goodwill, intangible and long-lived assets and (ii) accounting for income taxes to be its most significant estimates.

(3) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any material recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

		December 31, 2022			December 31, 2021	
		Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**		**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**
Description	**Total**			**Total**		
			amounts in millions			
Cash equivalents	$ 232	32	200	35	35	—
TripCo Exchangeable Senior Debentures due 2051	$ 237	—	237	268	—	268
Financial instrument liabilities, net	$ 18	—	18	85	—	85

As of December 31, 2022, Tripadvisor had $200 million of term deposits with maturities of 90 days or less in major global financial institutions. Tripadvisor generally classifies cash equivalents and marketable securities, if any, within Level 1 and Level 2 as it values these financial instruments using quoted market prices (Level 1) or alternative pricing sources (Level 2). Fair values for Level 2 investments are considered Level 2 valuations because they are obtained from independent pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets.

The fair value of TripCo's 0.50% Exchangeable Senior Debentures due 2051 (the "Debentures") is based on quoted market prices but the Debentures are not considered to be traded on "active markets." Accordingly, they are reported in the foregoing table as Level 2 fair value.

In March 2020, a wholly owned subsidiary of the Company ("TripSPV"), entered into a variable prepaid forward contract ("VPF") with a financial institution with respect to 2.4 million shares of Tripadvisor ("TRIP") common stock held by the Company. Pursuant to an amendment to the VPF on August 10, 2022, the VPF has a forward floor price of $23.64 per share and a forward cap price of $29.24 per share. TripSPV received proceeds of approximately $9 million on August 11, 2022 (see note 6) in connection with the amendment. The fair value of the VPF (Level 2) was $12 million as of December 31, 2022 and is included in other assets, at cost, net of accumulated amortization in the consolidated balance sheet. The fair value of the VPF was $10 million as of December 31, 2021 and is included in financial instrument liabilities in the consolidated balance sheet.

As a result of the Repurchase Agreement, as described in note 8, TripCo determined the Series A Preferred Stock required liability treatment and needed to be bifurcated between a debt host and derivative (the "Preferred Stock Derivative"). The Preferred Stock Derivative was recorded at fair value upon the reclassification from temporary equity. Changes in the fair values of the VPF and Preferred Stock Derivative are recognized in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations.

The fair value of the VPF and Preferred Stock Derivative were derived from a Black-Scholes-Merton model using observable market data as the significant inputs.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities and long-term debt (excluding the Debentures). With the exception of debt, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. See note 5 for a description of the fair value of the Company's fixed rate debt.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
TripCo Exchangeable Senior Debentures due 2051	$ (5)	50	—
Financial instruments liabilities, net	63	199	(20)
Other	4	2	1
	$ 62	251	(19)

LIBERTY TRIPADVISOR HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2022, 2021 and 2020

The Company has elected to account for the Debentures using the fair value option. Changes in the fair value of the Debentures and financial instruments recognized in the consolidated statement of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares of the financial instruments. During the year ended December 31, 2021, the fair value adjustment recognized in the consolidated statement of operations included approximately $5 million of debt issuance costs related to the Debentures. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the Debentures attributable to changes in the instrument specific credit risk was a gain of $36 million and a gain of $7 million for the years ended December 31, 2022 and 2021, respectively. The cumulative change was a gain of $43 million as of December 31, 2022.

(4) Goodwill and Other Intangible Assets

Goodwill and Indefinite Lived Intangible Assets

Changes in the carrying amount of goodwill are as follows:

	Hotels, Media & Platform	Experiences & Dining	Corporate and other	Tripadvisor Core	Viator	TheFork	Total
				amounts in millions			
Balance at December 31, 2020..	$ 1,650	362	228	—	—	—	2,240
Other (1)	—	(18)	(2)	—	—	—	(20)
Balance at December 31, 2021..	$ 1,650	344	226	—	—	—	2,220
Foreign currency translation adjustments	—	(18)	(4)	—	(1)	3	(20)
Allocation to new segment (2).	(1,650)	(326)	(222)	1,977	120	101	—
Balance at December 31, 2022..	$ —	—	—	1,977	119	104	2,200

(1) Other changes primarily relate to immaterial acquisitions and foreign currency translation on goodwill.

(2) As a result of the change in reportable segments in Q2 2022 (see note 13), goodwill was reallocated to the new reporting units.

As presented in the accompanying consolidated balance sheets, trademarks are the other significant indefinite lived intangible asset. See the disclosure below for information related to the 2020 impairment of the Company's trademarks. Other fluctuations in the trademark balance from the prior year were due to the change in foreign exchange rates.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	Weighted Average Remaining Useful Life	December 31, 2022			December 31, 2021		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	in years			amounts in millions			
Customer relationships . .	5	$ 1,036	(1,027)	9	1,046	(1,030)	16
Other.	3	636	(533)	103	616	(499)	117
Total		$ 1,672	(1,560)	112	1,662	(1,529)	133

Amortization expense was $74 million, $122 million and $136 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Intangible assets are generally amortized on a straight-line basis. The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2022 is as follows (amounts in millions):

2023	$	27
2024	$	24
2025	$	22
2026	$	20
2027	$	19

Impairments

Due to the impact of COVID-19 on Tripadvisor's operating results, and a sustained decline in Tripadvisor's stock price, impairments of $250 million of trademarks and $279 million of goodwill were recorded during the year ended December 31, 2020, respectively, related to the former Hotels, Media & Platform reporting unit, which as of December 31, 2022 is included in the Tripadvisor Core reporting unit. The fair value of the trademarks was determined using the relief from royalty method. The fair value of the reporting unit was determined using a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3).

Following the change in reportable segments during the second quarter of 2022, the new reporting units are as follows: (1) Tripadvisor Core, (2) Viator, and (3) TheFork, for the purpose of goodwill impairment testing. As a result of this reporting unit change, we performed a qualitative goodwill impairment assessment of our legacy and current reporting units during the second quarter of 2022 and determined that it was more likely than not that the respective fair values of the legacy and current reporting units were greater than their respective carrying values.

As of December 31, 2022, accumulated goodwill impairment losses for Tripadvisor totaled $1,571 million.

(5) Debt

Outstanding debt at December 31, 2022 and 2021 is summarized as follows:

		December 31,	
		2022	**2021**
		amounts in millions	
TripCo Exchangeable Senior Debentures due 2051	$	237	268
TripCo variable prepaid forward		51	41
Tripadvisor Credit Facility		—	—
Tripadvisor Senior Notes due 2025		500	500
Tripadvisor Convertible Senior Notes due 2026.		345	345
Deferred financing costs.		(8)	(11)
Total consolidated TripCo debt	$	1,125	1,143
Less debt classified as current		—	—
Total long-term debt.	$	1,125	1,143

TripCo Exchangeable Senior Debentures due 2051

On March 25, 2021, TripCo issued $300 million aggregate original principal amount of its Debentures. Pursuant to the terms of the offering, on March 31, 2021, the initial purchasers notified the Company of their intention to exercise the option to purchase $30 million aggregate original principal amount of additional Debentures. The additional Debentures were issued on April 5, 2021. Upon an exchange of Debentures, TripCo, at its option, may deliver shares of TRIP common stock or the value thereof in cash or a combination of shares of TRIP common stock and cash. Initially, 14.3299 shares of TRIP common stock are attributable to each $1,000 original principal amount of Debentures, representing an initial exchange price of approximately $69.78 for each share of TRIP common stock. A total of approximately 4.7 million shares of TRIP common stock are attributable to the Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2021. The Debentures may be redeemed by TripCo, in whole or in part, on or after March 27, 2025. Holders of Debentures also have the right to require TripCo to purchase their Debentures on March 27, 2025. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2022, a holder of the Debentures does not have the ability to exchange and, accordingly, the Debentures are classified as long-term debt in the consolidated balance sheets.

TripCo used a portion of the net proceeds from the sale of the Debentures to fund the cash portion of the purchase price for the repurchase of a portion of the Series A Preferred Stock (see note 8 below).

TripCo Variable Prepaid Forward

The VPF amendment executed in August 2022, as described in note 3, was accounted for as a modification for the debt component of the VPF. Accordingly, the proceeds of $9 million TripCo received in connection with the amendment was reflected as an incremental borrowing for the debt component of the VPF. The VPF matures in November 2025. At maturity, the accreted loan amount due will be approximately $57 million. As of December 31, 2022, 2.4 million shares of TRIP, with a value of approximately $44 million, were pledged as collateral pursuant to the VPF contract.

Tripadvisor Credit Facility

Tripadvisor is party to a credit agreement with a group of lenders initially entered into in June 2015 (as amended, the "Credit Agreement"), which, among other things, provides for a $500 million secured revolving credit facility (the "Credit Facility") with a maturity date of May 12, 2024. The Company may borrow from the Credit Facility in U.S. dollars and Euros. In addition, the Credit Facility includes $15 million of borrowing capacity available for letters of credit and $40 million for Swing Line borrowings on same-day notice. As of December 31, 2022 and 2021, Tripadvisor had issued $4 million and $3 million, respectively, of undrawn standby letters of credit under the Credit Facility. The Credit Facility, among other things, requires Tripadvisor to maintain a maximum leverage ratio and contains certain customary affirmative covenants and events of default, including a change of control.

Tripadvisor amended the Credit Facility during 2020 to, among other things: suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring Tripadvisor to maintain $150 million of unrestricted cash, cash equivalents and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of Tripadvisor, at which time the leverage ratio covenant will be reinstated (the "Leverage Covenant Holiday").

Tripadvisor remained in the Leverage Covenant Holiday as of December 31, 2022. Based on Tripadvisor's existing leverage ratio, any outstanding or future borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Eurocurrency Borrowing rate, or the adjusted LIBO rate for the interest period in effect for such borrowing; plus an applicable margin ranging from 1.25% to 2.00% with a London Inter-Bank Offered Rate ("LIBO rate") floor of 1.00% per annum; or (ii) the Alternate Base Rate Borrowing, which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted LIBO Rate (or LIBO rate multiplied by the Statutory Reserve Rate) for an interest period of one month plus 1.00%; in addition to an applicable margin ranging from 0.25% to 1.00%. In addition, based on Tripadvisor's existing leverage ratio, it is required to pay a quarterly commitment fee, at an applicable rate ranging from 0.15% to 0.30% as of December 31, 2022, on the daily unused portion of the Credit Facility for each fiscal quarter during the Leverage Covenant Holiday and in connection with the issuance of letters of credit.

As of both December 31, 2022 and 2021, Tripadvisor had no outstanding borrowings under the Credit Facility. During the first quarter of 2020, Tripadvisor borrowed $700 million under the Credit Facility. These funds were drawn down as a precautionary measure to reinforce Tripadvisor's liquidity position and preserve financial flexibility in light of uncertainty in the global markets resulting from COVID-19. Tripadvisor repaid these borrowings in full during July 2020.

For the years ended December 31, 2022, 2021 and 2020, Tripadvisor recorded interest and commitment fees on its Credit Facility of $1 million, $3 million and $10 million, respectively, to interest expense on the consolidated statements of operations. In connection with the amendments to the Credit Facility in 2020, Tripadvisor incurred additional lender fees and debt financing costs totaling $7 million, which were capitalized as deferred financing costs and recorded to other long-term assets on the consolidated balance sheet, while $2 million of previously deferred financing costs related to the Credit Facility were immediately recognized to interest expense on the consolidated statement of operations for the year ended December 31, 2020. As of December 31, 2022 and 2021, Tripadvisor had $2 million and $4 million, respectively, remaining in deferred financing costs in connection with the Credit Facility. These costs will be amortized over the remaining term of the Credit Facility, using the effective interest rate method, and recorded to interest expense on the consolidated statements of operations.

There is no specific repayment date prior to the maturity date for any borrowings under the Credit Agreement. Tripadvisor may voluntarily repay any outstanding borrowing under the Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Eurocurrency loans. Additionally, Tripadvisor believes that the likelihood of the lender exercising any subjective acceleration rights, which would permit the lenders to accelerate repayment of any outstanding borrowings, is remote. As such, Tripadvisor classifies any borrowings under this facility as long-term debt. The Credit Agreement contains a number of covenants that, among other things, restrict Tripadvisor's ability to: incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change its fiscal year. The Credit Agreement also limits Tripadvisor from repurchasing shares of its common stock, and paying dividends, among other restrictions, during the Leverage Covenant Holiday. In addition, to secure the obligations under the Credit Agreement, Tripadvisor and certain subsidiaries have granted security interests and liens in and on, substantially all of their assets, as well as pledged shares of certain of Tripadvisor's subsidiaries. The Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under the Credit Facility.

Tripadvisor 2025 Senior Notes

On July 9, 2020, Tripadvisor completed the sale of $500 million aggregate principal amount of 7.0% senior notes due 2025 (the "2025 Senior Notes") pursuant to a purchase agreement, dated July 7, 2020, among Tripadvisor, the guarantors party thereto and the initial purchasers party thereto in a private offering to qualified institutional buyers. The 2025 Senior Notes were issued pursuant to an indenture, dated July 9, 2020 (the "2025 Indenture"), among Tripadvisor, the guarantors and the trustee. The 2025 Indenture provides, among other things, that interest will be payable on the 2025 Senior Notes semiannually on January 15 and July 15 of each year, which began on January 15, 2021, and continue until their maturity date of July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of Tripadvisor and are guaranteed by certain domestic subsidiaries.

Tripadvisor has the option to redeem all or a portion of the 2025 Senior Notes at any time on or after July 15, 2022 at the redemption prices set forth in the 2025 Indenture, plus accrued and unpaid interest, if any. Subject to certain limitations, in the event of a Change of Control Triggering Event (as defined in the 2025 Indenture), Tripadvisor will be required to make an offer to purchase the 2025 Senior Notes at a price equal to 101% of the aggregate principal amount of the 2025 Senior Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. These features have been evaluated as embedded derivatives under GAAP; however, Tripadvisor has concluded they do not meet the requirements to be accounted for separately.

As of both December 31, 2022 and 2021, unpaid interest on the 2025 Senior Notes totaled approximately $16 million and was included in accrued liabilities and other current liabilities on the consolidated balance sheets, and $35 million, $35 million and $17 million was recorded as interest expense in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively. In the third quarter of 2020, Tripadvisor used all proceeds from the 2025 Senior Notes to repay a portion of its Credit Facility outstanding borrowings.

The 2025 Indenture contains covenants that, among other things and subject to certain exceptions and qualifications, restrict the ability of Tripadvisor and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; create restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to Tripadvisor or the restricted subsidiaries; enter into certain transactions with Tripadvisor's affiliates; designate restricted subsidiaries as unrestricted subsidiaries; and merge, consolidate or transfer or sell all or substantially all of Tripadvisor's assets.

2026 Convertible Senior Notes

On March 25, 2021, Tripadvisor entered into a purchase agreement for the sale of $300 million aggregate principal amount of 0.25% Convertible Senior Notes due 2026 (the "2026 Convertible Senior Notes") in a private offering to qualified institutional buyers. The 2026 Convertible Senior Notes included an over-allotment option that provided the initial purchasers of the 2026 Convertible Senior Notes with the option to purchase an additional $45 million aggregate principal amount of the 2026 Convertible Senior Notes; such over-allotment option was fully exercised. In connection with the issuance of the 2026 Convertible Senior Notes, Tripadvisor entered into an Indenture, dated March 25, 2021 (the "2026 Indenture"), among Tripadvisor, the guarantors party thereto and the trustee. The terms of the 2026 Convertible Senior Notes are governed by the 2026 Indenture. The 2026 Convertible Senior Notes mature on April 1, 2026, unless earlier converted, redeemed or repurchased. The 2026 Convertible Senior Notes are senior unsecured obligations of Tripadvisor, although guaranteed by certain of Tripadvisor's domestic subsidiaries, with interest payable semiannually in arrears on April 1 and October 1 of each year, which began on October 1, 2021. As of December 31, 2022 and 2021, unpaid interest on the 2026 Convertible Senior Notes was not material.

The 2026 Convertible Senior Notes will be redeemable, in whole or in part, at Tripadvisor's option at any time, and from time to time, on or after April 1, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2026 Convertible Senior Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of Tripadvisor's common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Tripadvisor sends the related redemption notice; and (2) the trading day immediately before the date Tripadvisor sends such notice. In addition, calling any such note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

The 2026 Convertible Senior Notes are unconditionally guaranteed, on a joint and several basis, by the guarantors on a senior, unsecured basis. The 2026 Convertible Senior Notes are Tripadvisor's general senior unsecured obligations and rank equally in right of payment with all of its existing and future senior indebtedness, and senior in right of payment to all of its future subordinated indebtedness. The 2026 Convertible Senior Notes will be effectively subordinated to any of Tripadvisor's existing and future secured indebtedness, including borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness.

Holders may convert their 2026 Convertible Senior Notes at any time prior to the close of business on the business day immediately preceding January 1, 2026 in multiples of $1,000 principal amount, only under the following conditions and circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of TRIP common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2026 Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of TRIP common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events as described in the 2026 Indenture.

In addition, holders may convert their 2026 Convertible Senior Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after January 1, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the 2026 Convertible Senior Notes, without regard to the foregoing circumstances.

The initial conversion rate for the 2026 Convertible Senior Notes is 13.5483 shares of TRIP common stock per $1,000 principal amount of 2026 Convertible Senior Notes, which is equivalent to an initial conversion price of approximately $73.81 per share of common stock, or approximately 4.7 million shares of TRIP common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the 2026 Indenture. Upon conversion, Tripadvisor may choose to pay or deliver, as the case may be, cash, shares of TRIP common stock or a combination of cash and shares of TRIP common stock.

Tripadvisor accounts for the 2026 Convertible Senior Notes as a liability measured at its amortized cost, and no other features of the 2026 Convertible Senior Notes are bifurcated and recognized as a derivative. The proceeds from the issuance of the 2026 Convertible Senior Notes were approximately $340 million, net of debt issuance costs of $5 million comprised primarily of the initial purchasers' discount, and Tripadvisor used a portion of the proceeds from the 2026 Convertible Senior Notes to enter into capped call transactions (discussed below). Tripadvisor intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of its 2025 Senior Notes prior to maturity. The debt issuance costs will be amortized over the remaining term of the 2026 Convertible Senior Notes, using the effective interest rate method, and recorded to interest expense in the consolidated statements of operations. During the years ended December 31, 2022 and 2021, the effective interest rate on the 2026 Convertible Senior Notes, including debt issuance costs, was approximately 0.47% and 0.53%, respectively, and $1 million was recorded as interest expense on the consolidated statements of operations for both of the years ended December 31, 2022 and 2021.

The 2026 Convertible Senior Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or restrictions on the issuance or repurchase of securities by the Company.

Capped Call Transactions

In connection with the issuance of the 2026 Convertible Senior Notes, Tripadvisor entered into privately negotiated capped call transactions (the "Capped Calls") with certain of the initial purchasers of the 2026 Convertible Senior Notes and/or their respective affiliates and/or other financial institutions (the "Option Counterparties") at a cost of approximately $35 million. The Capped Calls are separate transactions entered into by Tripadvisor with each of the Option Counterparties, and are not part of the terms of the 2026 Convertible Senior Notes and therefore will not affect any noteholder's rights under the 2026 Convertible Senior Notes. Noteholders will not have any rights with respect to the Capped Calls.

The Capped Calls cover, subject to anti-dilution adjustments, substantially similar to those applicable to the conversion rate of the 2026 Convertible Senior Notes, the number of shares of TRIP common stock initially underlying the 2026 Convertible Senior Notes, or up to approximately 4.7 million shares of TRIP common stock. The Capped Calls are expected generally to reduce potential dilution to the common stock upon any conversion of 2026 Convertible Senior Notes and/or offset any potential cash payments Tripadvisor is required to make in excess of the principal amount of such converted 2026 Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap. The strike price of the Capped Calls is $73.81, while the cap price of the Capped Calls will initially be $107.36 per share of TRIP common stock, which represents a premium of 100% over the close price of TRIP common stock of $53.68 per share on March 22, 2021 and is subject to certain customary adjustments under the terms of the Capped Calls.

The Capped Calls are considered indexed to Tripadvisor's own stock and are considered equity classified under GAAP and included as a reduction to additional paid-in-capital and noncontrolling interest in equity of subsidiaries within stockholders' equity as of both December 31, 2022 and 2021. The Capped Calls are not accounted for as derivatives and their fair value is not remeasured each reporting period. In addition, upon entering into the Capped Calls, Tripadvisor recorded an associated deferred tax asset of $9 million, as it made an income tax election allowable under Internal Revenue Service ("IRS") regulations in order to recover the cost of the Capped Calls as interest expense for income tax purposes only over the term of the 2026 Convertible Senior Notes.

Fair Value

The estimated fair values, based on recently reported market transactions and prices for identical or similar financial instruments obtained from a third-party pricing source (Level 2) of Tripadvisor's debt securities, not reported at fair value are as follows (amounts in millions):

| | December 31, | |
	2022	**2021**
Tripadvisor Senior Notes due 2025	$ 498	531
Tripadvisor Convertible Senior Notes due 2026.	$ 281	305

TripCo believes that the carrying amount of the debt component of the VPF approximated fair value at December 31, 2022.

Debt Covenants

As of December 31, 2022, Tripadvisor was in compliance with its debt covenants.

(6) Leases

Tripadvisor's lease contracts contain both lease and non-lease components which Tripadvisor combines as a single component under its accounting policy by asset class, except for office space leases and certain other leases, such as colocation data center leases, which it accounts separately for the lease and non-lease components. Additionally, for certain equipment leases that have similar characteristics, Tripadvisor applies a portfolio approach to effectively account for operating lease right-of-use ("ROU") assets and lease liabilities.

Operating Leases

Tripadvisor leases office space in a number of countries around the world generally under non-cancelable lease agreements. Tripadvisor's office space leases, exclusive of its Headquarters Lease, are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date, or the date the lessor makes the leased asset available for use, based on the present value of the lease payments over the lease term using Tripadvisor's estimated incremental borrowing rate.

Tripadvisor's office space operating leases expire at various dates with the latest maturity in July 2027. Certain leases include options to extend the lease term for up to 6 years and/or terminate the leases within 1 year, which Tripadvisor includes in the lease terms if it is reasonably certain to exercise these options.

Tripadvisor also establishes assets and liabilities at the present value of estimated future costs to return certain of its leased facilities to their original condition to satisfy any asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs and are included in other liabilities on the consolidated balance sheet. Tripadvisor's asset retirement obligations were not material as of both December 31, 2022 and 2021.

Finance Lease

Finance lease ROU assets and finance lease liabilities are recognized at the lease commencement date or the date the lessor makes the leased asset available for use. Finance lease ROU assets are generally amortized on a straight-line basis over the lease term, and the carrying amount of the finance lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable, and (2) reduced to reflect lease payments made during the period. Amortization expense for finance lease ROU assets and interest accretion on finance lease liabilities are recorded to depreciation and interest expense, respectively, in the consolidated statements of operations.

Tripadvisor leases approximately 280,000 square feet of office space for its corporate headquarters in Needham, Massachusetts (the "Headquarters Lease"). The Headquarters Lease has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each. Tripadvisor's Headquarters Lease is accounted for as a finance lease.

The components of lease expense during the years ended December 31, 2022, 2021 and 2020 were as follows:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Operating lease cost (1)	$ 19	21	28
Finance lease cost:			
Amortization of right-of-use assets (2).	$ 10	10	10
Interest on lease liabilities (3)	3	4	4
Total finance lease cost	$ 13	14	14
Sublease income on operating leases (1)	(9)	(5)	(3)
Total lease cost, net	$ 23	30	39

(1) Operating lease costs, net of sublease income, are included in operating expense, including stock-based compensation in the consolidated statements of operations.

(2) Amount is included in depreciation expense in the consolidated statements of operations.

(3) Amount is included in interest expense in the consolidated statements of operations.

Supplemental balance sheet information related to leases is as follows:

	December 31,	
	2022	**2021**
	amounts in millions	
Operating leases:		
Operating lease right-of-use assets (1).	$ 27	42
Current operating lease liabilities (2).	$ 14	20
Operating lease liabilities (3)	15	29
Total operating lease liabilities	$ 29	49
Finance Lease:		
Finance lease right-of-use assets (4)	$ 76	86
Current finance lease liabilities (2)	$ 6	6
Finance lease liabilities (3).	58	65
Total finance lease liabilities	$ 64	71

(1) Included in other assets, at cost, net of accumulated amortization in the consolidated balance sheets.

(2) Included in accrued liabilities and other current liabilities in the consolidated balance sheets.

(3) Included in other liabilities in the consolidated balance sheets.

(4) Included in property and equipment, net in the consolidated balance sheets.

Additional information related to leases is as follows for the periods presented:

	Years ended December 31,		
	2022	**2021**	**2019**
	amounts in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases .... $	22	25	26
Operating cash outflows from finance lease .... $	3	3	4
Financing cash outflows from finance lease...................... $	6	6	6
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases .... $	2	6	4

	December 31,	
	2022	**2021**
Weighted-average remaining lease term		
Operating leases	2.5 years	3.0 years
Finance lease......................................	8.0 years	9.0 years
Weighted-average discount rate		
Operating leases	3.7%	3.7%
Finance lease......................................	4.5%	4.5%

Future lease payments under non-cancellable leases as of December 31, 2022 are as follows:

	Operating Leases	Finance Leases
	amounts in millions	
2023 .... $	15	9
2024	9	9
2025	3	10
2026	2	10
2027	1	10
Thereafter..	—	28
Total future lease payments .... $	30	76
Less: imputed interest	(1)	(12)
Total... $	29	64

As of December 31, 2022, we did not have any additional operating or finance leases that have not yet commenced but that create significant rights and obligations.

(7) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Current:			
Federal	$ (38)	(6)	73
State and local	(3)	2	3
Foreign	(26)	(2)	3
	$ (67)	(6)	79
Deferred:			
Federal	$ 20	23	37
State and local	(1)	7	28
Foreign	1	19	8
	20	49	73
Income tax benefit (expense)	$ (47)	43	152

The following table presents a summary of our domestic and foreign earnings (losses) from continuing operations before income taxes:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Domestic	$ 63	75	(855)
Foreign	30	(80)	(159)
Total	$ 93	(5)	(1,014)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Computed expected tax benefits (expense)	$ (20)	1	213
State and local taxes, net of federal income taxes	(6)	4	26
Foreign taxes, net of foreign tax credits	3	7	3
Basis difference in consolidated subsidiary	—	14	(1)
Change in valuation allowance	(3)	(18)	(40)
Change in unrecognized tax benefits	(17)	(6)	(4)
Preferred Stock Derivative	9	41	—
Stock-based compensation	(12)	2	(14)
Impairment of nondeductible goodwill	—	—	(65)
Rate differential on U.S. net operating loss carryback	—	—	23
Other	(1)	(2)	11
Income tax (expense) benefit	$ (47)	43	152

During 2022, the Company recognized additional tax expense related to changes in unrecognized tax benefits and the recognition of excess tax benefits and shortfalls to stock based compensation.

During 2021, the Company recognized additional tax benefit related to unrealized gains attributable to the Company's own stock which is not recognized for tax purposes and the recognition of deferred tax assets for basis differences in the stock of a consolidated subsidiary, partially offset by tax expense related to an increase in the valuation allowance against certain deferred tax assets.

During 2020, the Company recognized additional tax expense related to the impairment of goodwill that is not deductible for tax purposes and an increase in the valuation allowance against certain deferred tax assets.

The CARES Act allowed Tripadvisor to carryback Tripadvisor's U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022. The remaining refund of $12 million is included in income taxes payable on our consolidated balance sheet as of December 31, 2022 and is expected to be received during the year ended December 31, 2023. In addition, $25 million of this refund was recorded to long-term taxes payable on the consolidated balance sheet as of December 31, 2022, which reflects future transition tax payments to be made by Tripadvisor related to the 2017 Tax Act.

In addition, during the years ended December 31, 2022, 2021 and 2020, Tripadvisor recognized government grants and other assistance benefits of $12 million, $9 million and $12 million, respectively. These amounts are not income tax related and were recorded as a reduction of personnel and overhead costs within operating costs in the consolidated statements of operations. Tripadvisor does not expect any additional future benefits of this nature.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2022	**2021**
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 179	218
Stock-based compensation.	36	39
Lease financing obligation.	18	20
Capitalized research expense.	39	—
Other	21	17
Total deferred tax assets	293	294
Less: valuation allowance	(123)	(146)
Net deferred tax assets	170	148
Deferred tax liabilities:		
Debt.	(31)	(19)
Intangible assets	(218)	(221)
Investments.	(3)	—
Other	(10)	(25)
Total deferred tax liabilities.	(262)	(265)
Net deferred tax liability	$ (92)	(117)

As of December 31, 2022, we had a valuation allowance of approximately $123 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. This amount represents decrease of $23 million, as compared to the balance as of December 31, 2021. The decrease was primarily related to a change in foreign deferred tax assets.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, as a result of the 2017 Tax Act, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2022. As of December 31, 2022, $445 million of Tripadvisor's cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

At December 31, 2022, the Company has a deferred tax asset of $179 million for federal, state, and foreign NOLs, interest expense carryforwards and tax credit carryforwards. Of this amount, $143 million is recorded at Tripadvisor. If not utilized to reduce income tax liabilities at Tripadvisor in future periods, $10 million of these loss carryforwards and tax credits will begin to expire in 2023. The remaining $133 million of NOLs, interest expense carryforwards and tax credits recorded at Tripadvisor may be carried forward indefinitely. The remaining deferred tax asset of $36 million relates to federal and state NOL carryforwards and interest expense carryforwards recorded at TripCo. If not utilized to reduce income tax liabilities at TripCo in future periods, $17 million of these NOL carryforwards will expire at various times between 2023 and 2037. The remaining $19 million of NOLs and interest expense carryforwards may be carried forward indefinitely. A portion of TripCo's net operating loss carryforwards are subject to certain limitations and may not be currently utilized. These carryforwards recorded at Tripadvisor and TripCo are expected to be utilized prior to expiration, except for $123 million of NOLs, interest expense carryforwards, and tax credit carryforwards, which based on current projections may expire unused.

A reconciliation of unrecognized tax benefits is as follows (amounts in millions):

| | Years ended December 31, | | |
	2022	2021	2020
Balance at beginning of year	$ 144	144	140
Additions based on tax positions related to the current year	5	5	3
Additions for tax positions of prior years	29	1	1
Reductions for lapse of statute of limitations	(20)	—	—
Reductions for tax positions of prior years	(1)	—	—
Settlements with tax authorities	—	(6)	—
Balance at end of year	$ 157	144	144

As of December 31, 2022, 2021 and 2020, the Company had recorded tax reserves of $157 million, $144 million and $144 million, respectively, related to unrecognized tax benefits for uncertain tax positions, which are classified as long-term and included in other long-term liabilities on the consolidated balance sheets. If the unrecognized tax benefits were to be recognized for financial statement purposes, approximately $74 million, $72 million and $74 million for the years ended December 31, 2022, 2021 and 2020, respectively, would be reflected in the Company's tax expense and affect its effective tax rate. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. As a result of the impact of the IRS audit described below, the Company anticipates a material adjustment to these reserves in 2023.

As of December 31, 2022 and 2021, the Company had recorded approximately $47 million and $39 million, respectively, of accrued interest and penalties related to uncertain tax positions.

As of December 31, 2022, TripCo's tax years prior to 2019 are closed for federal income tax purposes. TripCo's 2019, 2020, 2021 and 2022 tax years are not under IRS examination. Because TripCo's ownership of Tripadvisor is less than the required 80%, Tripadvisor does not consolidate with TripCo for federal income tax purposes.

Prior to December 2011, Tripadvisor was included in the consolidated federal income tax returns filed by Expedia. Expedia's 2009, 2010 and short-period 2011 tax years are currently being audited by the IRS. Tripadvisor and Expedia are parties to a tax sharing agreement whereby Tripadvisor is generally required to indemnify Expedia for any taxes resulting from the Expedia spin-off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by Tripadvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of Tripadvisor's equity securities or assets or those of a member of its group, or (iii) any failure of the representations with respect to Tripadvisor or any member of its group to be true or any breach by Tripadvisor or any member of its group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel.

Tripadvisor is undergoing an audit by the IRS for the 2014-2016, and 2018 tax years. Various states are currently examining Tripadvisor's prior years' state income tax returns. Tripadvisor is no longer subject to tax examinations by tax authorities for years prior to 2009. As of December 31, 2022, no material assessments have resulted, except as noted below.

In January 2017 and April 2019, as part of the IRS audit of Expedia, Tripadvisor received Notices of Proposed Adjustment from the IRS for the 2009, 2010, and 2011 tax years. Subsequently, in August 2020, it received Notices of Proposed Adjustment from the IRS for the 2014, 2015, and 2016 tax years. The statute of limitation of assessment for all years subject to the Notices of Proposed Adjustment outlined above remain open. These proposed adjustments are related to certain transfer pricing arrangements with Tripadvisor's foreign subsidiaries and would result in an increase to

Tripadvisor's worldwide income tax expense, for the open tax years, in an estimated range of $85 million to $95 million at the close of the audit if the IRS prevails, which includes $20 million to $30 million related to the 2009 through 2011 pre Spin-Off tax years. The estimated ranges take into consideration competent authority relief and transition tax regulations and is exclusive of deferred tax consequences and interest expense, which would be significant. Tripadvisor disagrees with the proposed adjustments, and intends to defend its position through applicable administrative and, if necessary, judicial remedies. Tripadvisor's policy is to review and update tax reserves as facts and circumstances change. Based on Tripadvisor's interpretation of the regulations and available case law, it believes the position it has taken with regard to transfer pricing with its foreign subsidiaries is sustainable. In addition to the risk of additional tax for the open years outlined above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, Tripadvisor would be subject to significant additional tax liabilities. Tripadvisor has previously requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for open tax years 2009 through 2011 and 2014 through 2016. Tripadvisor evaluated its transfer pricing reserves as of December 31, 2022, based on the facts and circumstances that existed as of the reporting date and consider them to be the best estimate as of December 31, 2022. In January 2023, Tripadvisor received a final notice regarding a MAP settlement for the 2009 through 2011 tax years, which Tripadvisor accepted in February 2023. In the first quarter of 2023, Tripadvisor will record additional income tax expense as a discrete item, inclusive of interest in an estimated range of $25 million to $35 million, specifically related to this settlement. This MAP settlement supersedes the Notices of Proposed Adjustment for 2009 through 2011 from the IRS, described above. Tripadvisor will review the impact of the acceptance of this settlement position to its transfer pricing income tax reserves for the subsequent tax years during the first quarter of 2023. Based on this new information received subsequent to year end, adjustments may occur, which could be material.

In January 2021, Tripadvisor received an issue closure notice relating to adjustments for 2012 through 2016 tax years from HM Revenue & Customs ("HMRC") in the U.K. These proposed adjustments are related to certain transfer pricing arrangements with Tripadvisor's foreign subsidiaries and would result in an increase to its worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. Tripadvisor disagrees with the proposed adjustments and intends to defend its position through applicable administrative and, if necessary, judicial remedies. Tripadvisor's policy is to review and update tax reserves as facts and circumstances change. Based on its interpretation of the regulations and available case law, Tripadvisor believes the position it has taken with regard to transfer pricing with its foreign subsidiaries is sustainable.

(8) Redeemable Preferred Stock

On March 15, 2020, TripCo and Gregory B. Maffei entered into an Investment Agreement (the "Investment Agreement") with Certares Holdings LLC, Certares Holdings (Blockable) LLC and Certares Holdings (Optional) LLC with respect to an investment in TripCo's Series A Preferred Stock, which was later assigned to Certares LTRIP LLC ("Certares" or the "Purchaser"). Pursuant to the assigned Investment Agreement, on March 26, 2020, TripCo issued 325,000 shares of Series A Preferred Stock to Certares for a purchase price of $1,000 per share.

On March 22, 2021, TripCo and Certares entered into a stock repurchase agreement (the "Repurchase Agreement"). Pursuant to the Repurchase Agreement, on March 29, 2021, TripCo repurchased 126,921 shares of Series A Preferred Stock, and on April 6, 2021, TripCo repurchased an additional 10,665 shares of Series A Preferred Stock from Certares. The aggregate consideration for the Series A Preferred Stock consisted of a combination of (i) approximately $281 million in cash from a portion of the net proceeds of the Debentures (as discussed in note 5), $252 million of which was paid on March 29, 2021 and $29 million of which was paid on April 6, 2021, and (ii) approximately $92 million aggregate value of TRIP common stock, owned by TripCo, consisting of 1,713,859 shares (a non-cash transaction). The price per share of Series A Preferred Stock was determined by multiplying (a) $1,000 by (b) an accretion factor with respect to the TRIP common stock (determined based on the Accretion Factor formula set forth in the Certificate of Designations of the Series A Preferred Stock as modified to use the closing price of a share of TRIP common stock on the date of the pricing of the Debentures instead of using the Reference Stock VWAP (as defined in the Certificate of Designations of the Series A Preferred Stock (the "Certificate of Designations"))). Following both closings under the Repurchase Agreement, TripCo repurchased a total of 137,586 shares of Series A Preferred Stock from Certares, representing 42% of the Series A Preferred Stock originally held by Certares, for an aggregate value of approximately $373 million.

There were 187,414 shares of Series A Preferred Stock authorized, issued and outstanding at December 31, 2022 and December 31, 2021.

Priority

The Series A Preferred Stock ranks senior to the shares of common stock of TripCo, with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of TripCo. The Series A Preferred Stock has a liquidation value equal to the sum of (i) $1,000, plus (ii) all unpaid dividends (whether or not declared) accrued with respect to such share.

Voting and Convertibility

Holders of Series A Preferred Stock are not entitled to any voting powers, except as otherwise specified in the Certificate of Designations or as required by Delaware law. Shares of Series A Preferred Stock are not convertible into TripCo common stock.

Dividends

Dividends on each share of Series A Preferred Stock accrue on a daily basis at a rate of 8.00% of the liquidation value and are payable annually, commencing after March 26, 2020. Dividends on each share of Series A Preferred Stock may be paid, at TripCo's election, in cash, shares of the Company's Series A common stock ("LTRPA"), or, at the election of the Purchaser, shares of the Company's Series C common stock ("LTRPK"), provided, in each case, such shares are listed on a national securities exchange and are actively traded (such LTRPK shares, together with the LTRPA shares, the "Eligible Common Stock"), or a combination of cash and Eligible Common Stock. If a dividend is not declared and paid on the dividend payment date, the dividend amount will be added to the then-applicable liquidation price of the Series A Preferred Stock.

Redemption

The Company is required to redeem for cash shares of Series A Preferred Stock on the earlier of (i) the first business day after the fifth anniversary of March 26, 2020, or (ii) subject to certain exceptions, a change in control of TripCo. The "Redemption Price" in a mandatory redemption will equal the greater of (i) the sum of the liquidation value on the redemption date, plus all unpaid dividends accrued since the last dividend date, and (ii) the product of the (x) initial liquidation value, multiplied by (y) an accretion factor (determined based on a formula set forth in the Certificate of Designations for the Series A Preferred Stock) with respect to the TRIP common stock, less (z) the aggregate amount of all dividends paid in cash or shares of Eligible Common Stock from March 26, 2020 through the applicable redemption date.

Put Right

Following March 26, 2021, during certain periods, the Purchaser had the right to cause TripCo to redeem all of the outstanding shares of Series A Preferred Stock at the Redemption Price for, at the election of TripCo, cash, shares of Eligible Common Stock, shares of TRIP common stock or any combination of the foregoing, subject to certain limitations (the "Put Option"). The Company evaluated the Put Option as an embedded derivative and determined it was not required to be bifurcated. As a result of the Repurchase Agreement, Certares has permanently waived the Put Option.

TripCo Call Right

Pursuant to the Repurchase Agreement, beginning March 27, 2024, TripCo has the option, from time to time, to call and repurchase any and all of the outstanding shares of the Series A Preferred Stock at the optional repurchase price (the "Call Right"), which is the greater of (x) the sum of the liquidation value of a share of Series A Preferred Stock as of the optional repurchase date plus all unpaid dividends accrued on such share from the most recent dividend payment date through such optional repurchase date and (y) (i) the initial liquidation value of such share of Series A Preferred Stock as of the original issue date multiplied by an accretion factor with respect to the TRIP common stock (determined based on the Accretion Factor formula set forth in the Certificate of Designations as modified such that the Reference Stock VWAP is determined as of the date that is two business days prior to the date of TripCo's notice of repurchase) minus (ii) all dividends paid in cash or shares of Eligible Common Stock on such share through the optional repurchase date.

Restriction on transfer of Series A Preferred Stock

Subject to exceptions contained in the Investment Agreement and the Repurchase Agreement, the shares of Series A Preferred Stock generally are non-transferable; provided that TripCo has agreed not to unreasonably withhold its consent to certain transfers of up to 49% of the remaining Series A Preferred Shares outstanding following the repurchases from Certares under the Repurchase Agreement (so long as there are no more than six holders of the Series A Preferred Stock at any one time). Any transferee of shares of Series A Preferred Stock must agree to the permanent waiver of the Put Option, to the permanent waiver of the right to appoint the Series A Preferred Threshold Director (as such term is defined in the Certificate of Designations and described in the Repurchase Agreement) and to the Call Right.

Recognition

Prior to the partial redemption, as the Series A Preferred Stock was redeemable and the redemption triggers were outside of TripCo's control, the Company was required to classify the shares outside of permanent equity. The Company calculated the carrying value of the Series A Preferred Stock pursuant to the Redemption Price calculation, and any changes in the carrying value of the Series A Preferred Stock were recorded directly to retained earnings. Immediately prior to the partial redemption, the Company recognized a $410 million decrease to retained earnings related to the value of the Series A Preferred Stock. As a result of the Repurchase Agreement, the Series A Preferred Stock may no longer be settled in shares of TripCo or TRIP common stock and the Purchaser no longer has the ability to participate on the TripCo board purely through ownership of Series A Preferred Stock. Following an evaluation of the accounting impact of these changes, we concluded the Series A Preferred Stock is a debt host with an equity-indexed derivative that is required to be bifurcated. Accordingly, the Series A Preferred Stock was required to be measured at fair value, through retained earnings, in connection with the reclassification from temporary equity to a liability. The fair value of the Series A Preferred Stock was estimated to be $40 million lower than its redemption value and such amount was recorded as an increase to retained earnings during the year ended December 31, 2021. The debt host component is included in the preferred stock liability on the consolidated balance sheet and will be accreted through interest expense to the amount to be paid upon settlement. As of December 31, 2022, the estimated fair value of the debt host component was $196 million, based on the present value of the liquidation price on the redemption date (Level 2). The Preferred Stock Derivative is included in financial instrument liabilities at fair value in the consolidated balance sheet.

(9) Stockholders' Equity

Preferred Stock

TripCo's preferred stock is issuable, from time to time, with such powers, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions therefor, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by TripCo's Board of Directors. See note 8 for a description of TripCo's Series A Preferred Stock.

Common Stock

Series A common stock entitles the holders to one vote per share, Series B common stock entitles the holders to ten votes per share and Series C common stock, except as otherwise required by applicable law, entitles the holder to no voting rights. All series of TripCo common stock participate on an equal basis with respect to dividends and distributions.

Subsidiary Purchases of Common Stock

During the year ended December 31, 2020 Tripadvisor repurchased 4,707,450 shares of its outstanding common stock for $115 million in the aggregate. There were no repurchases during 2022 and 2021. As of December 31, 2022, Tripadvisor had approximately $75 million remaining available to repurchase shares of its common stock under its share repurchase program, which does not have an expiration date but may be suspended or terminated by Tripadvisor's Board of Directors at any time. The terms of the Credit Agreement currently limit Tripadvisor from engaging in share repurchases during the Leverage Covenant Holiday and the terms of its Indenture impose certain limitations and restrictions on share repurchases. Refer to note 5 for further information about the Credit Agreement and the Indenture.

Subsidiary Dividends

Any determination by Tripadvisor to pay dividends in the future will be at the discretion of Tripadvisor's Board of Directors and will depend on its results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by Tripadvisor's Board of Directors. Tripadvisor's ability to pay dividends is also limited by the terms of the Credit Agreement during the Leverage Covenant Holiday and the 2025 Indenture.

(10) Stock-Based Compensation

TripCo – Incentive Plans

TripCo has granted to certain of its directors and employees restricted stock units ("RSUs") and stock options to purchase shares of TripCo common stock (collectively, "Awards"). TripCo measures the cost of employee services received in exchange for an equity classified Award based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and re-measures the fair value of the Award at each reporting date.

Pursuant to the Liberty TripAdvisor Holdings, Inc. 2019 Omnibus Incentive Plan, the Company may grant Awards in respect of a maximum of 5.0 million shares of TripCo common stock. Awards generally vest over 1-5 years and have a term of 7-10 years. TripCo issues new shares upon exercise of equity awards.

TripCo – Grants

During the year ended December 31, 2020, TripCo granted 573 thousand options to purchase shares of Series B TripCo common stock to our CEO. Such options had a GDFV of $2.41 per share at the time they were granted and vested immediately upon grant. During the years ended December 31, 2022, 2021 and 2020, TripCo granted 367 thousand, 154 thousand and 242 thousand performance-based RSUs, respectively, of Series B TripCo common stock to our CEO. The performance-based RSUs had a GDFV of $2.04, $7.07 and $3.08 per share, respectively, at the time they were granted. The performance-based RSUs cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

During the year ended December 31, 2020, TripCo granted 30 thousand time-based RSUs of Series B TripCo common stock to our CEO which had a GDFV of $4.76 per share and cliff vested on December 10, 2020. This RSU grant was issued in lieu of our CEO receiving 50% of his remaining base salary for the last three quarters of calendar year 2020, and he waived his right to receive the other 50%, in each case, in light of the ongoing financial impact of COVID-19. In addition, during the year ended December 31, 2020, TripCo granted 1 million time-based RSUs of Series B TripCo common stock to our CEO. These time-based RSUs had a GDFV of $4.53 per share at the time they were granted. These time-based RSUs cliff vest on December 7, 2024 and represent an upfront grant related to the CEO's employment agreement. See discussion in note 1 regarding the compensation agreement with TripCo's CEO.

During the years ended December 31, 2021 and 2020, TripCo granted to its employees 47 thousand and 499 thousand options, respectively, to purchase shares of Series A TripCo common stock. Such options had a weighted average GDFV of $3.25 per share and $2.58 per share, respectively, and vest between two and four years. During the year ended December 31, 2021, TripCo granted 8 thousand time-based RSUs of Series A TripCo common stock to its employees which had a weighted average GDFV of $6.73 per share and vest 50% in each of March 2023 and March 2024. During the years ended December 31, 2022, 2021 and 2020, TripCo granted 177 thousand, 72 thousand and 96 thousand performance-based RSUs, respectively, of Series A TripCo common stock to its employees. The performance-based RSUs had a weighted average GDFV of $1.94, $6.73 and $1.38 per share, respectively, at the time they were granted. The performance-based RSUs generally cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives.

During the years ended December 31, 2021 and 2020, TripCo granted 26 thousand and 148 thousand options, respectively, to purchase shares of Series A TripCo common stock to its non-employee directors. Such options had a weighted average GDFV of $2.90 per share and $2.76 per share, respectively, and generally cliff vest over a one year vesting period. Also during the years ended December 31, 2022, 2021 and 2020, TripCo granted 293 thousand, 154 thousand and 196 thousand time-based RSUs, respectively, of Series A TripCo common stock to its non-employee directors which had a weighted average GDFV of $0.70, $2.53 and $3.92 per share, respectively, and generally cliff vest over a one year vesting period.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes-Merton Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2021 and 2020, the range of expected terms was 4.8 years to 5.0 years. The volatility used in the calculation for Awards is based on the historical volatility of TripCo common stock. There were no options granted in 2022. For grants made in 2021 and 2020, the range of volatilities was 74.0% to 86.8%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

TripCo – Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Series A TripCo common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	Series A in thousands		WAEP	Weighted average remaining contractual life in years		Aggregate intrinsic value in millions
Outstanding at January 1, 2022	1,129	$	7.20			
Granted	—	$	—			
Exercised	—	$	—			
Forfeited/Cancelled.	(27)	$	28.62			
Outstanding at December 31, 2022	1,102	$	6.65	4.2	$	—
Exercisable at December 31, 2022.	717	$	7.84	3.8	$	—

As of December 31, 2022, there were 2.4 million Series B TripCo options outstanding. There were no exercises, forfeitures or cancellations of Series B TripCo common stock during the year ended December 31, 2022.

As of December 31, 2022, the total unrecognized compensation cost related to unvested equity Awards was $3.5 million. Such amount will be recognized in the Company's statements of operations over a weighted average period of approximately one year.

As of December 31, 2022, TripCo reserved 3.5 million shares of Series A and Series B TripCo common stock for issuance under exercise privileges of outstanding stock options.

TripCo – Exercises

No TripCo options were exercised in 2022, 2021 or 2020.

TripCo – Restricted Stock and Restricted Stock Units

The aggregate fair value of all restricted stock and restricted stock units of TripCo common stock that vested during the years ended December 31, 2022, 2021 and 2020 was $537 thousand, $2.8 million and $554 thousand, respectively.

As of December 31, 2022, TripCo had approximately 2.2 million unvested restricted stock and RSUs of Series A and Series B TripCo common stock held by certain directors, officers and employees of the Company with a weighted average GDFV of $3.80 per share.

Tripadvisor – Equity Grant Awards

On June 21, 2018, Tripadvisor's stockholders approved the 2018 Stock and Annual Incentive Plan (the "2018 Plan") primarily for the purpose of providing sufficient reserves of shares of Tripadvisor's common stock to ensure its ability to continue to provide new hires, employees and management with equity incentives. The number of shares reserved and available for issuance under the 2018 Plan is 6,000,000 plus the number of shares available for issuance (and not subject to outstanding awards) under the Amended and Restated 2011 Stock and Annual Incentive Plan (the "2011 Plan"), as of the effective date of the 2018 Plan and no additional awards will be granted under the 2011 Plan. The 2018 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, and other stock-based awards to Tripadvisor's directors, officers, employees and consultants. On June 8, 2021, Tripadvisor stockholders approved an amendment to the 2018 Plan to, among other things, increase the aggregate number of shares reserved and available for issuance under the 2018 Plan by 10,000,000 shares. The purpose of this amendment was to provide sufficient reserves of shares of TRIP to ensure its ability to continue to provide new hires, employees and management with equity incentives.

Grants were valued using a volatility of 51.6% and the applicable risk free rate for an expected term of 5.4 years for the year ended December 31, 2022, volatility of 49.6% and the applicable risk free rate for an expected term of 5.5 years for the year ended December 31, 2021 and a volatility of 43.4% and the applicable risk free rate for an expected term of 5.3 years for the year ended December 31, 2020.

Performance-based stock options and RSUs vest upon achievement of certain Tripadvisor company-based performance conditions and a requisite service period. On the date of grant, the fair value of stock options is calculated using a Black-Scholes-Merton model, which incorporates assumptions to value stock-based awards, including the risk-free rate of return, expected volatility, expected term and expected dividend yield. If, upon grant, Tripadvisor assesses the achievement of performance targets as probable, compensation expense is recorded for the awards over the estimated performance period on a straight-line basis. At each reporting period, the probability of achieving the performance targets and the performance period required to meet those targets is assessed. To the extent actual results or updated estimates differ from Tripadvisor's estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized.

The following table presents the number, WAEP and aggregate intrinsic value of stock options to purchase shares of TRIP granted under their 2011 Plan and 2018 Plan:

	Number of Options in thousands		WAEP	Weighted Average Remaining Contractual Life in years		Aggregate Intrinsic Value in millions
Outstanding at January 1, 2022	5,671	$	47.03			
Granted	841	$	20.00			
Exercised	(13)	$	24.94			
Cancelled or expired	(1,037)	$	44.06			
Outstanding at December 31, 2022	5,462	$	43.48	5.1	$	—
Exercisable at December 31, 2022	3,931	$	49.19	3.6	$	—
Vested and expected to vest after December 31, 2022	5,316	$	43.93	5.0	$	—

The weighted average GDFV of service based stock options under their 2011 Plan and 2018 Plan was $9.93 for the year ended December 31, 2022. These stock options generally have a term of ten years from the date of grant and typically vest equally over a four year requisite service period. As of December 31, 2022, the total number of shares reserved for future stock-based awards under the 2018 Plan was approximately 11 million shares. Tripadvisor related stock-based compensation for the year ended December 31, 2022 was approximately $88 million. As of December 31,

2022, the total unrecognized compensation cost related to unvested Tripadvisor stock options was approximately $14 million and will be recognized over a weighted average period of approximately 2.8 years.

On May 27, 2020 and July 15, 2020, Tripadvisor's Compensation Committee of its Board of Directors, approved modifications to the Company's annual RSU and stock option grants, respectively, issued to its employees in the first quarter of 2020. Such modifications reduced the original grant-date vesting period from four years to two years. Tripadvisor estimates these modifications resulted in the acceleration and recognition of an additional $17 million of stock-based compensation expense during the year ended December 31, 2020, given the modified vesting term. There was no change to the original fair value of the impacted RSUs or stock options as a result of this modification.

Restricted Stock Units and Market-based Restricted Stock Units

RSUs are stock awards that are granted to employees entitling the holder to shares of TRIP as the award vests. RSUs are measured at fair value based on the quoted price of TRIP at the date of grant. The fair value of RSUs is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the GDFV of the award that is vested at that date.

Tripadvisor issues market-based performance restricted stock units ("MSUs"), which vest upon achievement of specified levels of market conditions. The fair value of the MSUs is estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based performance units expected to vest and resultant actual number of shares of TRIP expected to be awarded are reflected in the grant date fair values; therefore, the compensation expense for these awards will be recognized assuming the requisite service period is rendered and are not adjusted based on the actual number of awards that ultimately vest.

During the year ended December 31, 2022, Tripadvisor granted approximately 8 million units, vested and released approximately 3 million units, and had cancellations of approximately 1 million units, which included primarily service-based RSUs and market-based MSUs under the 2018 Plan. The RSUs' fair value was measured based on the quoted price of shares of TRIP at the date of grant. The weighted average GDFV for RSUs and MSUs granted, vested and released, and cancelled during 2022 was $24.23 per share, $35.60 per share, and $32.52 per share, respectively. As of December 31, 2022, the total unrecognized compensation cost related to 9 million unvested Tripadvisor RSUs and MSUs outstanding was approximately $197 million which will be recognized over the remaining vesting term of approximately 2.8 years.

(11) Employee Benefit Plans

Tripadvisor sponsors a 401(k) plan and makes matching contributions to the plans based on a percentage of the amount contributed by employees. Employer cash contributions related to Tripadvisor were $11 million, $10 million and $11 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(12) Commitments and Contingencies

Off-Balance Sheet Arrangements

TripCo did not have any other significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

Litigation

In the ordinary course of business, the Company and its subsidiaries are parties to legal proceedings and claims arising out of our operations. These matters may relate to claims involving patent and intellectual property rights (including privacy, alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition and consumer matters), defamation and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(13) Segment Information

TripCo, through its ownership interests in Tripadvisor, is primarily engaged in the online commerce industries. TripCo identifies its reportable segments based on how our chief operating decision maker, or CODM, manages our business, regularly accesses information, and evaluates performance for operating decision-making purposes, including allocation of resources.

In the second quarter of 2022, as part of a continuous review of our business we realigned the reportable segment information which our CODM regularly assesses to evaluate performance for operating decision-making purposes, including evaluation and allocation of resources. The revised segment reporting structure includes the following reportable segments: (1) Tripadvisor Core; (2) Viator; and (3) TheFork.

- Tripadvisor Core – This segment includes Tripadvisor-branded hotels revenue, Tripadvisor-branded display and platform revenue, Tripadvisor experiences and dining revenue, which consists of intercompany (intersegment) revenue related to affiliate marketing commissions earned from experience and restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, as well as cruises, rentals, flights and cars revenue.

- Viator – Tripadvisor provides information and services for consumers to research and book tours, activities and experiences in popular travel destinations through Viator.

- TheFork – Tripadvisor provides information and services for consumers to research and book restaurants in popular travel destinations through this dedicated restaurant reservations offering.

All prior period segment disclosure information has been reclassified to conform to the current reporting structure in this Annual Report. These reclassifications had no effect on the consolidated financial statements in any period.

The segment disclosure includes intersegment revenue, which consist of affiliate marketing fees for services provided by the Tripadvisor Core segment to both the Viator and TheFork segments. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within Corporate and eliminations in the tables below.

Performance Measures

For segment reporting purposes, TripCo defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses (excluding stock-based compensation), adjusted for specifically identified non-recurring transactions. TripCo believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results, and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, equity settled liabilities (including stock-based compensation), separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. TripCo generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

Revenue and Adjusted OIBDA are summarized as follows:

	Years ended December 31,					
	2022		2021		2020	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
Tripadvisor Core	$ 966	345	665	177	483	64
Viator	493	(11)	184	(31)	55	(72)
TheFork	126	(39)	85	(46)	86	(43)
Corporate and eliminations. . . .	(93)	(8)	(32)	(10)	(20)	(10)
Consolidated TripCo	$ 1,492	287	902	90	604	(61)

In addition, we do not report assets, capital expenditures and related depreciation expense by segment as our CODM does not use this information to evaluate operating segments. Accordingly, we do not regularly provide such information by segment to our CODM.

Revenue by Geographic Area

The Company measures its geographic revenue information based on the physical location of the Tripadvisor subsidiary which generates the revenue, which is consistent with the measurement of long-lived physical assets, or property and equipment, net.

	December 31,		
	2022	2021	2020
	amounts in millions		
United States	$ 905	526	302
United Kingdom	402	259	169
Other countries	185	117	133
Consolidated TripCo	$ 1,492	902	604

Long-lived Assets by Geographic Area

	December 31,	
	2022	**2021**
	amounts in millions	
United States.	$ 94	108
Other countries.	9	10
Consolidated TripCo	$ 103	118

The following table provides a reconciliation of Adjusted OIBDA to operating income and earnings (loss) before income taxes:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Adjusted OIBDA.	$ 287	90	(61)
Stock-based compensation.	(93)	(125)	(112)
Depreciation and amortization	(97)	(150)	(168)
Impairment of goodwill and intangible assets	—	—	(550)
Restructuring and related reorganization costs.	—	—	(41)
Non-recurring expenses [1]	(8)	—	—
Legal reserves and settlements	(1)	—	—
Operating income (loss)	88	(185)	(932)
Interest expense	(65)	(60)	(41)
Dividend and interest income	16	1	3
Realized and unrealized gains (losses) on financial instruments, net.	62	251	(19)
Other, net.	(8)	(12)	(25)
Earnings (loss) before income taxes	$ 93	(5)	(1,014)

(1)   Tripadvisor incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud, which was recorded to selling, general and administrative, including stock-based compensation on the consolidated statement of operations during the year ended December 31, 2022. Tripadvisor considers such costs to be non-recurring in nature. To the extent Tripadvisor recovers any losses in future periods related to this incident, Tripadvisor plans to reduce Adjusted OIBDA by the recovery amount in those periods.

LIBERTY TRIPADVISOR HOLDINGS, INC.
CORPORATE DATA

Board of Directors

Gregory B. Maffei
Chairman of the Board
President and Chief Executive Officer
Liberty TripAdvisor Holdings, Inc.

Christy Haubegger
Former Executive Vice President,
Communications and Chief Inclusion
Officer
WarnerMedia

Michael J. Malone
Chief Executive Officer and Principal
Hunters Capital, LLC

Chris Mueller
Managing Partner
Post Closing 360 LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Albert E. Rosenthaler
Chief Corporate Development Officer
Liberty TripAdvisor Holdings, Inc.

J. David Wargo
Founder and President
Wargo & Company, Inc.

Executive Committee
Gregory B. Maffei
Chris Mueller
Albert E. Rosenthaler

Compensation Committee
Larry E. Romrell (Chairman)
Michael J. Malone
J. David Wargo

Audit Committee
Chris Mueller (Chairman)
Michael J. Malone
J. David Wargo

**Nominating & Corporate
Governance Committee**
J. David Wargo (Chairman)
Christy Haubegger
Larry E. Romrell

Senior Officers

Gregory B. Maffei
Chairman of the Board
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and
Chief Administrative Officer

Albert E. Rosenthaler
Chief Corporate Development Officer

Brian J. Wendling
Chief Financial Officer and
Senior Vice President

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Michael E. Hurelbrink

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

Stock Information
Series A Common Stock (LTRPA) and
Series B Common Stock (LTRPB) trade on
the NASDAQ Global Select Market. Our 8%
Series A Cumulative Redeemable Preferred Stock
is not traded on any exchange or over the
counter.

CUSIP Numbers
LTRPA – 531465 102
LTRPB – 531465 201

Transfer Agent
Liberty TripAdvisor Holdings, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8410
Toll Free: (303) 562-9272
https://shareholder.broadridge.com/ltah

Investor Relations
Shane Kleinstein
investor@libertytripadvisorholdings.com
(844) 826-8736

On the Internet
Visit the Liberty TripAdvisor Holdings, Inc.
website at
www.libertytripadvisorholdings.com

Financial Statements
Liberty TripAdvisor Holdings, Inc. financial
statements are filed with the Securities and
Exchange Commission. Copies of these financial
statements can be obtained from
the Transfer Agent or through the Liberty
TripAdvisor Holdings, Inc. website.

LIBERTY
TripAdvisor Holdings

OUR ENVIRONMENT

Liberty believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

ELECTRONIC DELIVERY



We encourage Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *www.proxyvote.com* for simple instructions.

- Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at *www.proxyvote.com*.
  ▶ Faster ▶ Economical ▶ Cleaner ▶ Convenient

SCAN THE QR CODE



To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

▶ Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2022 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

 Using approximately 12.8 fewer tons of wood, or 76.7 fewer trees

 Using approximately 81.7 million fewer BTUs, or the equivalent of the amount of energy used by 97.2 residential refrigerators operated/year

 Using approximately 57,600 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent to 5.2 cars/year

 Saving approximately 68,500 gallons of water, or the equivalent to 3.1 swimming pools

 Saving approximately 3,700 pounds of solid waste

 Reducing hazardous air pollutants by approximately 5.1 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit *www.papercalculator.org*.

2023 ANNUAL MEETING OF STOCKHOLDERS

📅 Tuesday, June 6, 2023

🕐 8:45 a.m. Mountain Time

The 2023 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.



FSC
www.fsc.org
MIX
Paper | Supporting responsible forestry
FSC® C174835

www.libertytripadvisorholdings.com